UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No.   )

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

629377508
(CUSIP Number of Class of Securities)

J. Andrew Murphy
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the attached exhibits, this “Statement”) relates is NRG Energy, Inc., a Delaware corporation (“NRG”). The address and telephone number of NRG’s principal executive office is 211 Carnegie Center, Princeton, New Jersey 08540 and (609) 524-4500.

Securities

The title of the class of equity securities to which this Statement relates is NRG’s common stock, par value $0.01 per share (“NRG Common Stock”). As of November 13, 2008, there were 233,047,222 shares of NRG Common Stock outstanding, an additional 13,561,565 shares of NRG Common Stock reserved for issuance under NRG’s equity compensation plans, of which 4,077,453 shares of NRG Common Stock were issuable upon the exercise of outstanding options granted pursuant to such plans (of which 2,070,936 were then exercisable), and 2,635,572 shares of NRG Common Stock were issuable or otherwise deliverable in connection with the exercise or vesting of other equity awards of NRG. In addition, as of November 13, 2008, NRG had 250,000 shares of 3.625% Convertible Perpetual Preferred Stock (the “3.625% Preferred Stock”), 420,000 shares of 4% Convertible Perpetual Preferred Stock, and 2,000,000 shares of 5.75% Convertible Perpetual Preferred Stock outstanding. All three series of NRG preferred stock are convertible into NRG Common Stock, subject to the terms and conditions applicable to each such series.

Item 2.	Identity and Background of Filing Person.

Name and Address

This Statement is being filed by the subject company, NRG Energy, Inc. NRG’s name, address and business telephone number are set forth in Item 1 above. NRG maintains a website at www.nrgenergy.com. The website address is provided as an inactive textual reference only. The website and the information on or connected to the website are not a part of this Statement and are not incorporated herein by reference.

Offer

This Statement relates to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation (“Exelon Xchange”), to exchange each outstanding share of NRG Common Stock for 0.485 of a share of Exelon common stock, without par value (the “Exchange Ratio”), upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, dated November 12, 2008 (the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). In addition, holders of NRG Common Stock whose shares are exchanged in the Offer will receive cash instead of any fractional shares of Exelon Common Stock to which they may be entitled. Exelon and Exelon Xchange filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) on November 12, 2008 (“Schedule TO”). On the same day, Exelon also filed a Registration Statement on Form S-4 (the “Registration Statement”) relating to securities to be issued in connection with the Offer. According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City Time, on January 6, 2009, unless Exelon or Exelon Xchange extends the Offer.

The purpose of the Offer as stated by Exelon is to acquire control of, and ultimately the entire equity interest in, NRG. Exelon has also indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Exelon Xchange or another wholly-owned subsidiary of Exelon with and into NRG (the “Second-Step Merger”). Under the Delaware General Corporation Law (“DGCL”), if Exelon acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each class of capital stock of NRG entitled to vote on the Second-Step Merger, including NRG Common Stock, Exelon would be able to approve the Second-Step Merger without a vote of the board of directors of NRG (the “NRG Board”) or the other stockholders of NRG. If Exelon does not acquire at least 90% of the outstanding shares of each class of capital stock of NRG entitled to vote on the Second-Step Merger, including NRG Common Stock, subject to Section 203 of the DGCL, the Second-Step Merger must be approved by the NRG Board and the affirmative vote of stockholders of NRG holding a majority of the outstanding shares of NRG capital stock entitled to vote on such merger, including NRG Common Stock and any shares of NRG preferred stock entitled to vote with NRG Common Stock on such merger. Subject to Section 203 of the DGCL, if Exelon acquired, pursuant to the Offer or otherwise, at least a majority of the outstanding shares of NRG capital stock entitled to vote on the Second-Step Merger, Exelon would, subject to approval of the NRG Board, have sufficient voting power to approve the Second-Step Merger without the affirmative votes of any other stockholder of NRG. Exelon has also indicated that, the Second-Step Merger will be followed by a merger of NRG, the surviving corporation in the Second-Step Merger, with and into Exelon or a wholly-owned subsidiary of Exelon, unless Sidley Austin LLP, counsel to Exelon, is able to render an opinion at the time of the Second-Step Merger that the Offer and the Second-Step Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The Exchange Offer further states that Exelon intends to nominate and propose to elect directors to the NRG Board who would constitute at least 50% of the members of the NRG Board in order to facilitate the consideration and approval by the NRG Board of Exelon’s proposal to acquire NRG. Specifically, Exelon intends to submit two proposals, and solicit proxies, for approval by the stockholders of NRG at NRG’s 2009 annual meeting (these proposed actions are collectively referred to as the “Proxy Solicitation”). First, Exelon intends to propose that the number of directors constituting the NRG Board be increased so that such newly created directorships, together with the directors of NRG up for election or reelection at NRG’s 2009 annual meeting, constitute 50% or more of the directors on the NRG Board. Second, Exelon intends to nominate for election and propose to elect individuals to fill the vacancies created by the increase in the size of the NRG Board and the other director seats up for election or reelection at NRG’s 2009 annual meeting. Exelon also intends to solicit proxies for the approval of these proposals.

According to the Exchange Offer, Exelon’s obligation to exchange shares of Exelon common stock for NRG Common Stock pursuant to the Offer is subject to numerous conditions, including the following:

•	the “Minimum Tender Condition” — stockholders of NRG shall have validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of NRG Common Stock that, when added to the shares of NRG Common Stock then owned by Exelon, Exelon Xchange and Exelon’s other subsidiaries, shall constitute at least a majority of the then outstanding shares of NRG Common Stock on a fully-diluted basis;

•	the “Section 203 Condition” — the NRG Board shall have approved, in a manner reasonably satisfactory to Exelon, the Offer and the Second-Step Merger or any other business combination between NRG and Exelon (and/or any of Exelon’s subsidiaries) pursuant to the requirements of Section 203 of the DGCL or Exelon shall be satisfied that Section 203 of the DGCL does not apply to or otherwise restrict the Offer, the Second-Step Merger or any such business combination;

•	the “Competition Condition” — any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or shall have been terminated prior to the expiration of the Offer; further, the Offer shall not be the subject of any injunction or order secured by the Department of Justice, Federal Trade Commission, or any other governmental authority barring the acceptance of shares of NRG Common Stock for exchange in the Offer;

•	the “Regulatory Approvals Condition” — final orders of each of Federal Energy Regulatory Commission under the Federal Power Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission, the New York Public Service Commission, the California Energy Commission, the California Public Utilities Commission and the Public Utility Commission of Texas approving the consummation of the Offer and, in some jurisdictions, the Second-Step Merger, and siting approvals, if required in other states, shall have been obtained by Exelon prior to the expiration of the Offer;

•	the “Registration Statement Condition” — the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and Exelon shall have received all necessary state securities law or “blue sky” authorizations;

•	the “Shareholder Approval Condition” — if required by the rules of the New York Stock Exchange (the “NYSE”), the shareholders of Exelon shall have approved the issuance of shares of Exelon common stock pursuant to the Offer and the Second-Step Merger;

•	the “Preferred Stock Condition” — Exelon or one of its affiliates shall have made or entered into arrangements that, in the reasonable judgment of Exelon, ensure that at least 66 2/3% of the shares of NRG’s 3.625% Preferred Stock will vote in favor of the Second-Step Merger and/or any other business combination involving NRG and Exelon and/or one of its affiliates or otherwise be reasonably satisfied that none of the shares of NRG’s 3.625% Preferred Stock will be outstanding as of the record date to vote on the Second-Step Merger and/or any other business combination involving NRG and Exelon; and

•	the “NYSE Listing Condition” — the shares of Exelon common stock to be issued to stockholders of NRG in the Offer shall have been authorized for listing on the NYSE, subject to official notice of issuance.

The Exchange Offer states that notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Exelon’s and Exelon Xchange’s right to extend and amend the Offer at any time, in their discretion, neither Exelon nor Exelon Xchange shall be required to accept for exchange any shares of NRG Common Stock tendered pursuant to the Offer or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act (relating to Exelon’s and Exelon Xchange’s obligation to exchange for or return tendered shares of NRG Common Stock promptly after termination or expiration of the offer)), make any exchange for shares of NRG Common Stock, and may extend, terminate or amend the Offer, if (i) immediately prior to the expiration of the offer, in the reasonable judgment of Exelon, any one or more of the Minimum Tender Condition, the Section 203 Condition, the Competition Condition, the Regulatory Approval Condition, the Preferred Stock Condition or the NYSE Listing Condition shall not have been satisfied, or (ii) at any time on or after November 12, 2008 and prior to the expiration of the Offer, any of the conditions described in paragraphs (a) through (f) below exists which, in Exelon’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Exelon) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for exchange or exchange:

(a) together with paragraph (c) below, the “Legal Condition” — there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body or any regional transmission organization (each of which is referred to in this Statement as a “Governmental Authority”): (1) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of or terms of the Offer, the acceptance for exchange of any or all of the shares of NRG Common Stock by Exelon, Exelon Xchange or any affiliate of Exelon or the terms of any arrangements with holders of NRG’s 3.625% Preferred Stock or any actions contemplated thereby; (2) seeking to obtain material damages in connection with the offer or the Second-Step Merger; (3) seeking to, or which in the reasonable judgment of Exelon is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by NRG, Exelon or any of their affiliates of all or any of the business or assets of NRG, Exelon or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel NRG, Exelon or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of NRG, Exelon or any of their affiliates (other than any shares of NRG Common Stock or any assets that may be divested in accordance with Exelon’s regulatory divestiture plan, which contemplates the divestiture of generation plants in ERCOT and PJM East totaling approximately 3,200 MW of generation capacity and approximately 1,200 MW of generation capacity under power purchase agreements in an effort to address any concern relating to the market power of the combined company); (4) seeking, or which in the reasonable judgment of Exelon is reasonably likely to result in, individually or in the aggregate, any significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG; or (5) which in the reasonable judgment of Exelon may otherwise prevent, adversely affect or materially delay consummation of the offer, the Second-Step Merger or the ability of Exelon to conduct the Proxy Solicitation;

(b) the “No Diminution of Benefits Condition” — any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority shall contain terms that, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG; or (2) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority other than those referred to or described in the Registration Statement in the section captioned “The Offer — Regulatory Approvals” shall not have been obtained, and the failure to obtain such final order, approval, permit, authorization, waiver, determination, favorable review or consent, in the reasonable judgment of Exelon, results in, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG;

(c) there shall have been action taken, or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Exelon, NRG or any subsidiary or affiliate of Exelon or NRG or (2) the Offer, the Second-Step Merger or any other business combination with NRG, by any legislative body or Governmental Authority with appropriate jurisdiction, other than those referred to or described in the Registration Statement in the section captioned “The Offer — Regulatory Approvals”, that in the reasonable judgment of Exelon is reasonably likely to result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (5) of paragraph (a) above;

(d) the “No Material Adverse Effect Condition” — any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring after November 12, 2008, that is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, stockholders’ equity, licenses, franchises, operations, results of operations or prospects of NRG or any of its affiliates;

(e) the “No Material Change Condition” — NRG or any of its subsidiaries has (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of NRG Common Stock or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of NRG Common Stock or other securities, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of NRG Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of NRG Common Stock pursuant to, and in accordance with, the publicly disclosed terms in effect prior to November 12, 2008 of employee stock options or other equity awards or NRG preferred stock, in each case publicly disclosed by NRG as outstanding prior to November 12, 2008), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (4) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of NRG, (5) other than cash dividends required to be paid on the shares of NRG preferred stock that have been publicly disclosed by NRG as outstanding prior to November 12, 2008, solely as required by the terms of such preferred stock as publicly disclosed prior to November 12, 2008, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of NRG including by adoption of a stockholders rights plan which has not otherwise been terminated or rendered inapplicable to the Offer and the Second-Step Merger prior to the expiration of the offer, (6) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Exelon, burdensome covenants or security provisions, (7) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of NRG or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (8) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Exelon’s reasonable judgment, has or may have material adverse significance with respect to either the value of NRG or any of its subsidiaries or affiliates or the value of the shares of NRG Common Stock to Exelon or any of its subsidiaries or affiliates, or (9) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Exelon becomes aware that NRG or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this prospectus/offer to exchange; or

(f) Exelon or any of its affiliates enters into a definitive agreement or announces an agreement in principle with NRG providing for a merger or other business combination with NRG or any of its subsidiaries or the purchase or exchange of securities or assets of NRG or any of its subsidiaries, or Exelon and NRG reach any other agreement or understanding, in either case, pursuant to which it is agreed that the offer will be terminated.

The Exchange Offer also states that the conditions described above are for the sole benefit of Exelon and Exelon Xchange and may be asserted by Exelon and Exelon Xchange regardless of the circumstances giving rise to any such condition or, other than the Competition Condition, the Regulatory Approval Condition, the Shareholder Approval Condition, the Registration Statement Condition, and the NYSE Listing Condition, may be waived by Exelon or Exelon Xchange in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent Exelon or Exelon Xchange waives any of the conditions described above with respect to one tender, it will waive that condition with respect to all other tenders. The failure by Exelon or Exelon Xchange at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the offer. Any determination by Exelon or Exelon Xchange concerning any condition or event described in the Registration Statement shall be final and binding on all parties to the fullest extent permitted by law.

The Exchange Offer further states that for purposes of determining whether any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any Governmental Authority, any litigation, suit, claim, action, proceeding or investigation or any other matter has, or is reasonably likely to result in, individually or in the aggregate, a significant diminution in the benefits expected to be derived by Exelon, Exelon Xchange or any other affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG, Exelon will not deem any divestitures consistent with the terms of Exelon’s regulatory divestiture plan to, in and of themselves, have such a significant diminution; however, Exelon may take such divestitures and the impact thereof into account in determining whether any such divestitures, together with any one or more other final orders, approvals, permits, authorization, waivers, determinations, favorable reviews or consents of any Governmental Authority, litigation, suits, claims, actions, proceedings or investigations or other matters, individually or in the aggregate, have resulted in, or are reasonably likely to result in, such a significant diminution.

The Offer to Purchase states that the principal executive offices of Exelon are located at 10 South Dearborn Street, P.O. Box 805379, Chicago, Illinois 60680-5379.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from NRG’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 2, 2008 (the “2008 Proxy Statement”), relating to the 2008 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of NRG, as of the date of this Statement, there are no material agreements, arrangements, or understandings, nor any actual or potential conflicts of interest, between NRG or its affiliates, on the one hand, and (i) NRG and any of NRG’s executive officers, directors or affiliates set forth on Annex A to this Statement or (ii) Exelon, Exelon Xchange and any of their executive officers, directors or affiliates set forth on Schedule I and Schedule II to the Exchange Offer, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections of the 2008 Proxy Statement: “Voting Stock Ownership of Directors, Named Executive Officers, and Certain Beneficial Owners” and “Executive Compensation.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Exelon

According to the Exchange Offer, as of November 12, 2008, Exelon was the beneficial owner of 500 shares of NRG Common Stock and Exelon Xchange was the beneficial owner of 500 shares of NRG Common Stock. The 1,000 shares of NRG Common Stock owned beneficially by Exelon and Exelon Xchange represent less than 1% of the outstanding shares of NRG Common Stock. According to the Exchange Offer, on October 20, 2008, Exelon purchased 1,000 shares of NRG Common Stock at $24.38 per share through ordinary brokerage transactions on the open market and promptly thereafter, Exelon transferred 500 shares of NRG Common Stock to Exelon Xchange.

NRG and Exelon are involved in power and coal trading activities with each other in the ordinary course of business. In addition, NRG and Exelon are tenants in common of the Keystone and Conemaugh Generating Stations in Pennsylvania. Finally, NRG and Exelon participate in a number of industry groups, including, without limitation, the Association of Electric Companies of Texas, the United States Climate Action Partnership and the Electric Power Supply Association.

On November 24, 2008, NRG purchased 250 shares of Exelon common stock at $51.08 per share through ordinary brokerage transactions on the open market.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

If NRG’s directors and executive officers were to tender any shares of NRG Common Stock they own pursuant to the Offer, they would receive Exelon common stock at the same Exchange Ratio and on the same terms and conditions as the other stockholders of NRG. If the directors and executive officers set forth on Annex A hereto were to tender all of the 584,480 shares of NRG Common Stock owned by them pursuant to the Offer and each such share were exchanged for 0.485 of a share of Exelon common stock, such directors and executive officers would receive an aggregate of 283,472 shares of Exelon common stock. As discussed below under “Item 4. — The Solicitation or Recommendation”, to the knowledge of NRG, none of NRG’s directors or executive officers set forth on Annex A hereto currently intends to tender any of their shares of NRG Common Stock for purchase pursuant to the Offer.

As of November 13, 2008, the directors and executive officers of NRG set forth on Annex A hereto held options to purchase 2,893,356 shares of NRG Common Stock, with exercise prices ranging from $10.925 to

$44.870 and an aggregate weighted average exercise price of $23.649 per share, of which 1,666,431 were vested and exercisable as of that date. Immediately upon a change of control of NRG such as would occur if the Offer is consummated, unvested options to purchase 1,226,925 shares of NRG Common Stock and 821,410 shares of restricted stock (including restricted stock units, performance units and deferred stock units payable in NRG Common Stock) held by such directors and executive officers will fully vest.

Potential Severance and Change in Control Benefits

NRG’s President and Chief Executive Officer, David Crane, pursuant to his employment agreement, and NRG’s other named executive officers, pursuant to NRG’s Executive and Key Management Change-in-Control and General Severance Plan, also referred to as the CIC Plan, are entitled to severance payments and benefits in the event of termination of employment under certain circumstances in connection with a change in control of NRG, as more fully described in Exhibit (e)(1) to this Statement and incorporated herein by reference. The Offer, if consummated, would constitute a “change in control” under Mr. David Crane’s employment agreement and the CIC Plan.

Director Compensation

Non-employee directors other than the Chairman, receive total annual compensation of $180,000 for their service as a member of the NRG Board. Mr. Howard Cosgrove, as Chairman, receives $325,000 in total annual compensation. Additional annual compensation is provided to the Chairs of Board Committees. As Chair of the Audit Committee, Mr. William E. Hantke receives an additional $35,000 per year and the Chairs of the other Board Committees, i.e., Mr. Thomas H. Weidemeyer (Compensation Committee), Mr. Lawrence S. Coben (Governance and Nominating Committee), Mr. Paul W. Hobby, (Commercial Operations and Oversight Committee) Mr. Herbert H. Tate (Nuclear Oversight Subcommittee), and Ms. Anne C. Schaumburg (Finance Committee), receive an additional $20,000 per year. Mr. David Crane, as an employee director, does not receive additional separate compensation for his service on the NRG Board.

Unless otherwise elected by the director, directors receive 50 percent of their total annual compensation in the form of cash and the remaining 50 percent in the form of vested deferred stock units (“DSU’s”). Each DSU is equivalent in value to one share of NRG Common Stock and represents the right to receive one such share of NRG Common Stock payable at the time elected by the director, or in the event the director does not make an election with respect to payment, when the director ceases to be a member of the NRG Board.

Kathleen McGinty was appointed to the NRG Board effective October 14, 2008. Ms. McGinty joined the NRG Board as an independent director and was also appointed to serve on the Governance and Nominating Committee of the NRG Board. There is no arrangement or understanding between Ms. McGinty and any other person pursuant to which she was appointed as a director. On October 14, 2008, Ms. McGinty received a grant of DSU’s in an amount equal to $90,000 divided by the closing price of NRG Common Stock on October 14, 2008.

Item 4.	The Solicitation or Recommendation.

Solicitation Recommendation

As described below, upon careful consideration of the Offer after consultation with NRG’s outside legal counsel and financial advisors and based upon the terms and conditions of the Offer, the NRG Board unanimously determined at a meeting on November 24, 2008 that the Offer is inadequate and not in the best interests of NRG and its stockholders and that, in light of NRG’s future prospects, the interests of the stockholders will best be served by NRG continuing to pursue its long-term strategic plan. Accordingly, the NRG Board has unanimously determined to recommend that NRG’s stockholders reject the Offer and not tender their NRG Common Stock in the Offer.

If you have tendered your shares of NRG Common Stock, you can withdraw them. For assistance in withdrawing your shares, you can contact your broker or NRG’s information agent, MacKenzie Partners, Inc., at the address, phone number and email address below.

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Tel: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Nrg@mackenziepartners.com

See “Reasons for the Recommendation of the NRG Board to Reject the Offer and Not Tender Shares of NRG Common Stock to Offeror in the Offer” below for further detail.

Intent to Tender

In light of (i) Exelon’s exchange offer of 0.485 shares of Exelon common stock and (ii) the NRG Board’s recommendation, to NRG’s knowledge after making reasonable inquiry, the executive officers and directors of NRG set forth on Annex A hereto do not currently intend to tender shares of NRG Common Stock held of record or beneficially owned by them to Exelon in the Offer.

Background of the Offer

On September 24, 2008, Mr. Jonathan Baliff, Executive Vice President of NRG, held a meeting with representatives of J. P. Morgan Securities Inc. (“JPMorgan”) originally intended to cover general corporate matters of NRG. At the meeting, Mr. Baliff was informed that JPMorgan had been requested by Mr. John W. Rowe, Chairman and Chief Executive Officer of Exelon, to relay his interest in calling Mr. David Crane, President and Chief Executive Officer of NRG, regarding a potential acquisition proposal. Mr. Baliff conferred with Mr. David Crane, and then called JPMorgan and conveyed information regarding the prerequisites for such a discussion between the CEOs. In particular, Mr. Baliff advised JPMorgan that such a phone call would only be productive if the consideration to be paid in a possible transaction was in a specific price range that reflected the underlying fundamental value of NRG. JPMorgan called Mr. Baliff back, indicating that JPMorgan had conferred with Exelon and Mr. Rowe understood the prerequisites, and would call Mr. David Crane.

On September 26, 2008, Mr. Rowe telephoned Mr. David Crane and stated that Exelon was interested in exploring a possible transaction and meeting to discuss the strategic direction of their companies. During the telephone conversation, Mr. David Crane advised Mr. Rowe that he was amenable to a meeting, but stated that any meeting would lead to a due diligence process only if Exelon was able to pay a price for NRG that reflected the underlying fundamental value of NRG. Mr. Rowe indicated a specific price range that he understood approximated NRG’s position with respect to value. On this basis, Mr. David Crane agreed to meet with Mr. Rowe the following week. On this telephone call, Mr. Rowe also informed Mr. David Crane that because Mr. Rowe had recently promoted Mr. Christopher Crane to the position of President and Chief Operating Officer of Exelon, social issues related to management of a combined company could not be handled in the traditional way. Mr. Rowe went on to make it clear to Mr. David Crane that Exelon’s interest was in the power generation assets of NRG, particularly in Texas and New York, and that Exelon perceived NRG’s headquarters, and all members of management and the costs associated with it, as the principal cost synergy of the transaction. Mr. David Crane responded by assuring Mr. Rowe that he and the rest of the NRG Board would evaluate Exelon’s proposal from the perspective of what was best for NRG’s stockholders. On the same night, Mr. David Crane informed Mr. Howard E. Cosgrove, Chairman of the NRG Board, of the telephone conversation with Mr. Rowe.

On September 30, 2008, Mr. Rowe, Mr. Christopher Crane, President and Chief Operating Officer of Exelon, Mr. David Crane, Mr. Robert C. Flexon, Executive Vice President and Chief Operating Officer of NRG, and Ms. Denise Wilson, Executive Vice President and Chief Administrative Officer of NRG, met in New York City to discuss a potential business combination between Exelon and NRG. At this meeting, despite the prior understanding between the parties with respect to value, Mr. Rowe indicated that he was not prepared to discuss an exchange ratio, or even a general range of exchange ratios, at which Exelon would be willing to acquire NRG. Instead, he proposed that both companies, without any understanding on an exchange ratio, or a range of exchange ratios, commence due diligence immediately with the goal of reaching a definitive merger agreement that could be publicly announced prior to the commencement of the 2008 Edison Electric Institute conference (the “EEI Conference”) in early November. Mr. David Crane indicated that without even a general understanding of the exchange ratio that Exelon would be prepared to offer, especially one that recognized the fundamental value of NRG, commencing due diligence was not appropriate. Both parties agreed to stay in contact and to potentially meet again at the EEI Conference.

Thereafter, NRG had no direct contact with Exelon with respect to a business combination between Exelon and NRG until October 19, 2008.

On the evening of Sunday, October 19, 2008, Mr. Rowe telephoned Mr. David Crane and informed him that the Exelon board of directors had authorized him that day to make an offer to acquire each outstanding share of NRG Common Stock in exchange for 0.485 shares of Exelon common stock. Mr. David Crane asked Mr. Rowe to provide evidence of committed debt financing for Exelon’s proposal. Mr. Rowe said he would do so “within a couple of days.”

Immediately following this telephone call, Mr. Rowe sent the following letter to Mr. David Crane outlining Exelon’s interest in acquiring all of the outstanding NRG Common Stock:

Mr. David Crane
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

Dear David:

Thank you for meeting with Chris Crane and me on September 30. I believe we had a productive discussion about our respective companies, the challenges we face in this difficult economic environment, and the potential strengths a combination of NRG and Exelon would create.

A merger of NRG and Exelon would address critical national energy needs in a highly effective fashion, while creating substantially more value for both companies’ shareholders than either company can realize alone:

•	The combined company would constitute the largest U.S. power company in terms of assets, market capitalization, enterprise value and generating capacity. The approximately 47,000 MW fleet (after giving effect to planned divestitures) would include 18,000 MW of nuclear generation.

•	The combined company would have best-in-class nuclear and fossil operations with the second lowest carbon emitting intensity in the industry, positioning it to address the challenges of a carbon constrained world.

•	The resulting company’s balance sheet would be very strong, with investment grade credit ratings, providing greater flexibility for growth and hedging while also reducing the cost of capital.

•	Fuel and geographic diversity would be unparalleled, with a presence in four major power regions, using uranium, natural gas, coal and oil.

•	A merged company will realize substantial synergies through the combination of solid operational, financial and service capabilities.

Since our meeting, we have evaluated all of these factors in greater detail and continue to believe our initial assessment of the advantages a combination would bring both companies is well founded. To that end, with the unanimous authorization of our Board of Directors, I am writing on behalf of Exelon to submit a proposal for a business combination of Exelon and NRG. Under our proposal, Exelon would acquire all of the outstanding shares of NRG common stock at a fixed exchange ratio of 0.485 Exelon shares for each NRG common share. Our offer represents a 37 percent premium to NRG stockholders above NRG’s closing price on October 17, 2008. Exelon will also appropriately address the interests of the holders of NRG preferred stock.

I know that you are committed to realizing the upside potential embedded in NRG’s stock, which we agree is not fully reflected in its current stock price. We believe our proposal fully addresses that concern. In addition to a 37 percent premium, the exchange would give NRG stockholders the full upside potential of Exelon, the preeminent company in our industry. That potential is predicated on our consistent leadership in productivity and efficiency and the strength of our carbon position; ownership of seventeen world class nuclear units, the most valuable assets in our industry; a growth pattern in the last eight years unparalleled in the industry; and a balance sheet and liquidity of exceptional strength and value, notwithstanding the recent economic downturn.

Our proposal is subject to the negotiation of a definitive merger agreement and receipt of the necessary board and shareholder approvals. Because our proposal is based solely on publicly available information, it is also subject to our having the opportunity to conduct limited confirmatory due diligence. In addition, because the merger consideration is payable in Exelon stock, Exelon would provide NRG with an opportunity to conduct appropriate due diligence with respect to Exelon. We are prepared to begin discussions and due diligence immediately.

Exelon understands that approvals of regulatory authorities may depend upon modest divestiture of some assets of the combined company in some markets. Exelon has developed a divestiture strategy that will address the concerns of regulatory authorities, and we are confident that our proposed combination will receive all necessary regulatory approvals.

Exelon also recognizes that a substantial amount of NRG debt may need to be refinanced upon a change of control of NRG. Of course, both companies will want to have assurances that it is feasible to refinance that debt before closing the transaction. Based on discussions with our financial advisors, we believe that we will be able to arrange for the refinancing of NRG debt and appropriately address the NRG lien facility with trading counterparties, and we will propose to include provisions in the definitive agreement to assure both companies that the refinancing and lien facility arrangements are completed at the closing of the combination.

We look forward to the opportunity to discuss our proposal with you and your team. Due to the importance of this subject to the NRG board and the value represented by Exelon’s proposal, we expect that the NRG board will engage in a full review of our proposal. My team and I will make ourselves available to meet with you and your board at your earliest convenience. Considering the significance of this proposal to your shareholders and ours, Exelon intends to publicly release the text of this letter immediately.

Sincerely yours,

/s/  John W. Rowe
Chairman and Chief Executive Officer
CC: Mr. Howard Cosgrove, Chairman

That same evening, Exelon issued a press release that publicly disclosed Mr. Rowe’s letter. On the same evening, Mr. David Crane updated members of the NRG Board by email of Exelon’s unsolicited public proposal, followed by telephone conversations with each director during the following days.

Early on the morning of October 20, 2008, NRG issued a press release confirming receipt of Exelon’s unsolicited proposal.

On October 21, 2008, the NRG Board met by telephone with members of management, NRG’s financial advisors, Citigroup Global Markets Inc. (“Citi”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with Citi, the “Financial Advisors”), and NRG’s legal advisors, Kirkland & Ellis LLP (“Kirkland & Ellis”), counsel to NRG, and Potter Anderson & Corroon LLP (“Potter Anderson” and, together with Kirkland & Ellis, the “Legal Advisors”), special counsel to the NRG Board. During that meeting, the NRG Board discussed Exelon’s proposal, NRG directors’ fiduciary duties and the process for evaluating the proposal.

Throughout the period from October 21, 2008 to the November 24, 2008 board meeting described below, NRG management frequently updated the NRG Board and informed the NRG Board of material developments relating to Exelon’s proposal, including information relating to any material public statements or presentations made by Exelon with respect its proposal and management’s and NRG’s Advisors’ (as defined below) review of Exelon’s proposal.

On October 22, 2008, Mr. Rowe called Mr. Cosgrove to introduce himself and reiterate Exelon’s offer.

On October 24, 2008, the NRG Board convened a special meeting by telephone with members of management and representatives of NRG’s Financial Advisors and Legal Advisors (collectively, the “Advisors”). During that meeting, management presented an overview of Exelon’s offer and updated the NRG Board on various aspects of the process of evaluating Exelon’s offer. Management also described to the NRG Board the terms of the engagement of NRG’s Financial Advisors in connection with the Exelon offer. NRG’s Financial Advisors updated the NRG Board on the state of the equity and debt capital markets, and reviewed the past trading history of NRG’s and Exelon’s common stock.

On October 28, 2008, the NRG Board met again by telephone with members of management and representatives of NRG’s Advisors. During this meeting, the NRG Board discussed financial aspects of Exelon’s proposal on a preliminary basis with NRG’s Financial Advisors. At the conclusion of the meeting, the NRG Board directed NRG’s management and advisors to continue working diligently towards completing a review of Exelon’s offer.

On November 3, 2008, Mr. Christopher Crane sought to arrange a call with Mr. David Crane, who did not take the call based on the view that any communication between the parties under the circumstances should be between the Chief Executive Officers of the two companies. In addition, since the date of Exelon’s offer, several NRG directors were contacted by Exelon directors and members of Exelon’s senior management.

On the morning of November 4, 2008, Mr. Rowe sent a letter to Mr. David Crane and Mr. Cosgrove reiterating Exelon’s interest in acquiring each outstanding share of NRG Common Stock in exchange for 0.485 shares of Exelon common stock. The letter read as follows:

November 3, 2008

Mr. Howard Cosgrove,
Chairman of the Board
Mr. David Crane,
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Howard and David:

It has been just over two weeks since Exelon submitted its proposal to NRG to acquire all of the outstanding shares of NRG common stock in exchange for 0.485 shares of Exelon common stock. NRG publicly stated in both a press release on October 20 and in your conference call with analysts and investors on October 30 that the NRG board of directors would give our proposal due consideration. While we appreciate the time and effort that you and your board may be expending in reviewing our proposal, you must appreciate that the NRG board has had adequate time to act and further delay in responding is creating uncertainty for your shareholders and other stakeholders.

As you may know, on October 29, Exelon filed a document with the Securities and Exchange Commission as we initiated discussions with investors in which we outlined the financial and operational merits of combining our two companies. The feedback on our proposed transaction from institutional equity and fixed income investors in Exelon and NRG has been positive and reinforced our view that our proposal is in the best interests of both companies and NRG shareholders in particular. We have received strong support on our commitment to maintain investment grade ratings and our financial discipline. Both companies’ shareholders were encouraged that we have identified a structure that reduces execution risk and preserves the value created for shareholders. We also mentioned a possible structure to effect the combination through a negotiated transaction that would create further value for shareholders of both companies by allowing $4.7 billion of NRG senior notes to remain in place, reducing the burden of prepayment and refinancing; again, the response from the investors was very positive and supportive. We would be pleased to discuss with you our ideas for creating shareholder value through a negotiated transaction.

We have met with the rating agencies and continue to believe that we can achieve our goal of investment grade ratings for the combined company. Your bondholders have already experienced an increase in the market value of their bonds and are supportive of our proposal to the point that several have expressed a willingness facilitate a deal, while recognizing that a negotiated transaction might not trigger a change-in-control put at 101%.

At the same time, we have held discussions with financial institutions about financing and, again, while not getting into specifics at this juncture, I think it is fair to characterize those meetings as very positive as well. Indeed, despite continuing turmoil in the financial markets, we are pleased that several major, global banks have already offered to commit more funding than we think necessary to refinance NRG debt in a negotiated transaction structure. Thus, the issue of refinancing NRG’s debt when the transaction closes is not an impediment. On the contrary, we believe that our success with the refinancing effort in this challenging environment serves to underscore the compelling business and financial rationale for the merger and further validates the combination of our two companies.

Let me recap the benefits our proposal provides.  First, we are proposing to acquire all of the outstanding NRG common stock at a full and generous price. Indeed, the value to your shareholders was a premium of 37% to the closing price on October 17, the last trading day before we made our proposal public. Second, our proposed transaction not only provides NRG shareholders with an immediate premium on their investment, but also the opportunity to participate in the future growth of a combined company that will possess extraordinary attributes, including a 47,000 MW fleet, best-in-class nuclear and fossil operations with an industry-leading track record in carbon-reduction, a strong balance sheet with investment grade credit ratings and unparalleled fuel and geographic diversity. Finally, the combination of our two companies would result in substantial synergies, which we have estimated at anywhere from $1 to $3 billion (in net present value) and perhaps more; we could refine and verify those estimates together, given an opportunity to conduct reasonable due diligence.

As we also have noted, we do not believe that there are any regulatory or other obstacles that cannot be satisfactorily addressed to allow the timely consummation of this transaction. We have already identified the small number of divestitures we think are required for federal regulatory approvals.

I should add that throughout our meetings and discussions with investors and others one question seems to come up: have you heard back from NRG? Unfortunately, that answer is no. As I noted in my letter of October 19, we stand ready to meet with you, your board, and your legal and financial advisors to evaluate the merits of our proposed transaction and to determine a structure for the combination that will provide substantial value for the shareholders of both companies. That offer still stands, and to facilitate that process, I am attaching a confidentiality agreement that Exelon is willing to sign so that, together, we can move constructively together through a reasonable period of due diligence and negotiation of a definitive merger agreement.

From our ongoing discussions with NRG’s investors, we know there is concern about the continuing delay in responding to our proposal. Considering the strong interest NRG’s major shareholders have shown in our proposal already, we feel that we will get to a point soon where we consider it appropriate to take our offer directly to NRG shareholders rather than continue to wait for the NRG board to act.

We look forward to hearing from you shortly.

Sincerely yours,

/s/  John W. Rowe
Cc: NRG Energy, Inc. Board of Directors

On the afternoon of November 4, 2008, Messrs. David Crane and Cosgrove sent a letter to Mr. Rowe confirming receipt of the letter dated November 3, 2008 from Exelon, and NRG issued a press release that contained the full text of both Mr. Rowe’s letter and Messrs. Crane and Cosgrove’s response. Messrs. Crane and Cosgrove’s letter read as follows:

November 4, 2008

Mr. John W. Rowe
Chairman and CEO
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Dear Mr. Rowe:

We have received your letter dated November 3, 2008, a copy of which is attached hereto.

The Board of Directors of NRG Energy, Inc. is mindful of its fiduciary duties and its obligations under the United States securities laws in regard to this matter. In our news release dated October 20, 2008, we advised our shareholders and other constituencies that NRG’s Board of Directors will review Exelon’s proposal with our advisors and determine the appropriate response in due course.

The NRG Board of Directors is taking the proposal seriously and undertaking a thorough and diligent review of the proposal. NRG’s Board of Directors will respond promptly when our review of the Exelon proposal has been completed.

Sincerely,

/s/ David Crane	/s/ Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

On November 5, 2008, the NRG Board met with members of management and representatives of NRG’s Advisors. The NRG Board discussed with management and NRG’s Advisors Exelon’s proposal and possible responses thereto. Also at this meeting, the NRG Board was updated on financial aspects of Exelon’s proposal previously discussed with the NRG Board on October 28, 2008. The NRG Board did not make a final decision as to Exelon’s proposal at the end of this meeting.

On November 7, 2008, the NRG Board met again by telephone with members of management and representatives of NRG’s Advisors. Upon further deliberation and careful consideration, the NRG Board unanimously determined that the offer price included in Exelon’s proposal manifestly undervalues NRG, that the offer was highly conditional and that for these and other reasons, NRG should reject the Exelon proposal. The NRG Board directed that a letter be sent to Exelon setting forth NRG’s response.

On November 9, 2008, Messrs. Crane and Cosgrove sent the following letter to Mr. Rowe:

November 9, 2008

Mr. John W. Rowe
Chairman and CEO
Exelon Corporation
P.O. Box 805398
Chicago, IL 60680-5398

Dear Mr. Rowe:

The Board of Directors of NRG Energy, Inc., with the assistance of its financial and legal advisors, has thoroughly reviewed and considered your October 19, 2008 letter. Based upon this review, the Board has unanimously rejected your proposal because it is not in the best interests of NRG shareholders as it manifestly undervalues NRG both on an absolute basis and relative to your own share value. One critical example of the inequity of your proposed 0.485 fixed exchange ratio is that, under your proposal, NRG shareholders would own only 17% of the combined company while contributing over 30% of a combined NRG-Exelon free cash flow in 2008.

Another important factor considered by the NRG Board of Directors was Exelon’s lack of committed financing to complete the transaction, which presents real risks of non-consummation to NRG’s shareholders. In your October 19th bid letter, you confirmed that the proposal had no committed financing arranged. On Monday, October 20th, you stated publicly that you would have fully committed financing “in place over the next few days.” On Tuesday, October 21st, Exelon’s corporate credit rating was downgraded by the rating agencies, and placed on credit watch with negative outlook. The Exelon letter, dated November 3rd, clearly communicates that Exelon can only arrange fully committed financing if NRG works with Exelon to make our financial resources available to you.

Your obvious difficulties on both the debt financing and credit rating front since your public bid supports our conclusion that, even apart from your proposal’s substantial undervaluation of NRG, your proposal is so highly conditional that it has severe implementation risk for which NRG shareholders are in no way compensated. As to your November 3rd suggestion that we work together to secure bondholder consent, or some other structural solution to keep the bonds in place, it would seem that your own experience over the past two weeks would have caused you to conclude that this credit environment is not the most opportune time to refinance all or a major portion of NRG’s long-term debt. Nor is it the best time to seek the indulgence of the credit rating agencies in support of the transaction contemplated by your proposal.

Please be assured that our Board’s decision is not an indication of disrespect for you or your company. Exelon undoubtedly is one of the top utility holding companies in the country. Likewise, we do agree with, and very much appreciate, your assessment that NRG is the “best investment available” in the power sector. In making its decision, our Board considered many of the same value drivers as you did, including:

•	NRG is about Cash. We believe the substantial decline in NRG’s stock price is an unwarranted aberration that completely overlooks unique factors representing our significant growth potential, overall stability associated with our first lien-supported hedge position and, most importantly, our exceptional liquidity and cash flow generation. We manage the business for cash and we are good at it. At current market prices, NRG on a standalone basis has a free cash flow yield of approximately

25%, over three times Exelon’s FCF yield, and we have cash on hand equal to close to 1/3 of our market cap.

•	NRG’s Standalone Growth Plan. NRG epitomizes growth through standalone development in the competitive power sector, with many of our efforts just now coming to fruition with the potential realization of huge value upside for our shareholders. Another aspect of our plan that supports our growth strategy is our pursuit of partnering with other companies on various growth projects. These joint ventures, with companies such as Toshiba Corporation, United Illuminating, British Petroleum, and EnergyCo, LLC, are a way to mitigate risk and minimize the need for bank financing, capital from the debt markets and other traditional borrowing sources. At the same time, the partnerships allow us to monetize our assets while capitalizing on the complementary skills of our partners. It is unclear to us why we should give away 83% of our intrinsic growth prospects to Exelon when NRG would only own 17% of the combined company.

•	NRG’s Industry and Texas-leading Nuclear Position. Your investor materials note that our nuclear plant, STP 1&2, is in the “top quartile” of American nuclear operations. In that characterization, you are being somewhat uncharitable since, as you well know, STP 1&2 is a good deal more than top quartile. The STP facility, which has earned more honors than any other U.S. nuclear power plant has, for the third time, received the industry’s top honor. On May 7, 2008, STP received the B. Ralph Sylvia “Best of the Best” award. STP is the only repeat winner of this award. In addition, during the past four years, STP’s track record of avoiding unplanned shutdowns for its two units has allowed it to produce more power than any of the other 32, two-reactor plants in the nation. STP is also, as you know, the lowest marginal cost producer of all nuclear plants in the United States.

•	Leading the Nuclear Renaissance. Together with our partner CPS Energy, we conceived STP 3&4, which in September 2007 became the first new nuclear plant in 29 years to file for a Combined Operating License. Our nuclear development initiative is being pursued by and through Nuclear Innovation North America LLC (NINA), our 88/12 joint venture with Toshiba Corporation, which continues to lead the way in nuclear development in merchant markets.

•	NRG’s Stability and Profitability, Despite Market Conditions. Based on our existing 24,000 MW of predominantly baseload generation with an optimal fuel mix, NRG has created stability in an incredibly volatile commodity environment. While the key drivers of value for our sector — natural gas and power prices, as well as demand growth — have experienced recent declines, our portfolio remains substantially hedged going forward, largely insulating us from the recent contraction in these markets and largely securing profitability for the difficult period ahead.

•	NRG’s Substantial Cash Flow Can Fund Both Significant Return of Capital to Shareholders and Growth. Even after considerable CAPEX investment in major maintenance and environmental remediation, NRG expects to be very substantially free cash flow positive. We expect to invest that cash, as we have in the past, both in the regular return of capital to shareholders and in value-enhancing growth opportunities. With respect to repayment of debt, while we also will be paying down debt along the way consistent with the terms of our debt securities, we have no significant corporate debt maturities until 2013.

As you can see, NRG is stronger than ever before in our history and our prospects have never looked better.

Based on these factors, we could not be more certain in our belief that your proposal is opportunistic, serving only as a means for Exelon to extract a severely disproportionate percentage of the current and future value of NRG and its assets from its rightful owners, NRG’s shareholders, and transfer it to Exelon and its shareholders.

We made you aware of our Board of Directors’ and management team’s commitment to maximizing value for our shareholders at our meeting on September 30th. In fact, when we received your call on September 26th to set up the September 30th meeting, you explicitly acknowledged Exelon’s willingness to agree to a value proposition that came closer to reflecting NRG’s fundamental value. While we remain open to extrinsic opportunities that will create value for our shareholders, we also hoped that you understood from our conversation our confidence in achieving our value objectives through our continued successful implementation of our strategic plan as a standalone public company. Instead, 19 days later, you came in with a lowball exchange ratio vastly below the price range you had mentioned in setting up the September 30th meeting.

Now, as you have eschewed a private negotiation and pursued us in a highly public and preemptive manner, in a way that has obviated the possibility of thorough discussion, it is incumbent on us to note that, in addition to the inadequate value proposition, there are several important risks and concerns to NRG shareholders embedded within your proposal which were not addressed in your letter nor in your many subsequent public announcements given that your proposed consideration is Exelon stock, including:

•	Exelon Third Quarter Results. While NRG’s third quarter performance exceeded expectations, Exelon’s performance moved in the other direction. Exelon’s third quarter earnings were below consensus estimates, and Exelon guided the investor community to the bottom end of its full-year 2008 guidance, weighed down by the major downturn in Exelon’s utility business. In addition, while NRG announced a 2009 share buyback program, Exelon has “indefinitely suspended” its program in order to conserve cash, highlighting the potential impact of the continued uncertainty in capital and credit markets on Exelon’s future cash needs. This reinforces our view that in this market cash is critical and NRG’s shareholders should enjoy the undiluted benefit of NRG’s cash.

•	Management is Important. NRG is a large and complicated competitive power generation company. Your proposal effectively is to merge NRG’s assets into Exelon Generation, which itself will become a big and complicated competitive power generation company as its transitional arrangements roll off over the next few years. Yet Exelon itself is a very traditional utility holding company and your management team is made up of utility veterans and executives from other industries. Indeed, as best we can tell, we see no evidence of even a single senior executive at Exelon with any experience whatsoever working at a true competitive power generation company. As such, we have a serious concern as to whether Exelon Generation’s current management is best suited to run NRG’s assets. Additionally, you, the CEO and Chairman of the utility holding company, are on the verge of retirement and your CFO and head of M&A recently left the company. Given the stock-for-stock nature of your proposal, if NRG stockholders will be relying on Exelon management for value creation, we believe that you need to make clear who that management team will be going forward.

•	Understanding the Risks Associated with Low Investment Grade is Critically Important. Subsequent to your going public with your letter, you and your CFO divulged that maintaining investment grade ratings of BBB-/Baa3 at Exelon was essential to you and your Board of Directors. You committed the combined company to a single-minded focus on “restoring” Exelon to “solid” investment grade. Based on our considerable experience dealing with the rating agencies and their absolutely entrenched perspectives with respect to the competitive power generation industry, we find Exelon’s approach to the credit rating issue highly problematic on two grounds:

•	Rating upgrades in the competitive power generation are few and far between; and even more importantly

•	The low investment grade credit rating which you seek and seem to consider as a satisfactory outcome, even though higher than our standalone credit rating, is infinitely more risky to the business because of the rating downgrade triggers that invariably attach to low investment grade credits. It is surprising to us, that in the wake of the rating downgrade-driven collapse of Constellation Energy, and the massive destruction of equity value which ensued, that any power industry professional would consider the lowest investment grade rung as a stable foundation to run a 48,000 MW merchant power company. As the Constellation Energy experience demonstrated so vividly and so recently, any hiccup leading to a ratings downgrade, or even the threat of a downgrade, can result in a destruction of equity value at a speed and on a scale like no other. We continue to believe that solid BB is the optimal credit rating for a competitive power generation company in that it allows management to work for the benefit of the shareholders rather than for the benefit of the rating agencies.

•	Costs Outweigh Synergies. Refinancing all or a portion of our single B rated NRG debt today creates economic waste of possibly $300 million to $500 million per year that would significantly impact the value to our shareholders and further pressure the ratings of a combined entity. Additionally, your investor presentation notes positive synergies yet fails to take into account the considerable transaction costs and those costs associated with refinancing all or a major portion of NRG’s debt given the current credit environment.

•	NRG’s Growth Diluted and Possibly Derailed. NRG, as you know, has an industry-leading development program with recently successful repowerings in California and Connecticut, a thriving wind farm development program, and demonstration projects under development in post-combustion carbon capture technology and plasma gasification, among others. Under Exelon, at best, the benefits of our growth program to NRG shareholders would be severely diluted. Under Exelon, at worst, our growth prospects would be capital-starved (because of your preoccupation with the rating agencies and debt repayment) as well as being subject to the inherent shortcomings of utility holding company ownership. By that we mean that power plant development in merchant markets is not well-suited to the hierarchical nature of utility management. Certainly, we are unable to discern a track record of successful IPP development either at Exelon or its predecessor utilities.

•	Special Case of Nuclear Development. A case in point is our differing approaches to nuclear development. Our approach has been, and continues to be, to deploy the ABWR technology, the only advanced nuclear technology which has been built on time and on budget; and to work with the OEM (Toshiba Corporation) which has the requisite completion experience and track record with the technology and the corporate commitment to duplicate its nuclear success in the United States, working at what we believe to be the best site for nuclear construction in North America. Exelon, on the other hand, working in the same merchant market environment as us, but at a challenging greenfield site, continues to pour development resources into an unproven design, not yet certified by the NRC, never before built and involving substantial first-of-a-kind engineering. As such, we are concerned that you are on a path to repeat the nuclear construction experience of the 1970-80s by taking nuclear completion risk “on balance sheet;” and that is a risk which, no matter how much you intend to grow your balance sheet, concerns us (on behalf of our shareholders) immensely.

•	Growth the Exelon Way. From analyst reports, we discern that Exelon’s growth prospects over the medium term are absolutely dependent on both government action to enact climate change legislation favorable to Exelon in its detail, and state government inaction during the roll off to full competition in Pennsylvania (2011) and Illinois (2013). While we at NRG have great faith in the free market instincts of our public policy makers, we believe a prolonged period of economic distress is going to make it very difficult for public policymakers at all levels of government to put the interests of Exelon shareholders ahead of ratepaying voters. Yet, of even greater concern to us, is the threat to Exelon’s expected financial benefit from federal carbon legislation. Your nuclear generation assets stand to be enormous beneficiaries of federal carbon legislation but we are very concerned that any financial upside derived by your generation business will be “clawed back” by your states on the regulated side.

We agree with you that NRG is unique. NRG is the best-positioned, highest-growth, most well-diversified and best-hedged company in the sector. Exelon shareholders are able to access the benefits of NRG ownership easily and immediately through direct investment in NRG, while avoiding the management uncertainty, conditionality and economic waste implicit in your proposal. Indeed, we believe that our shareholders well understand the NRG value proposition, and the NRG Board believes that NRG shareholders should realize the full, undiluted benefits of the value that these attributes and skills will create for them in the years to come. Your proposal would significantly dilute the value proposition for NRG shareholders and that is not at all compelling.

Please be assured that NRG is a believer in industry consolidation and has and always will be a willing seller or buyer when genuine value can be created for both parties. Your proposal, while undoubtedly an exceptional deal for your shareholders, is not at all right for our shareholders. As such, we respectfully decline your offer.

Sincerely,

/s/ David Crane	/s/ Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
cc: Board of Directors of Exelon Corporation, c/o Corporate Secretary, Exelon Corporation

On that same day, NRG issued a press release that disclosed the letter.

On November 10, 2008, NRG made an in-person and webcast management presentation explaining NRG’s positions with respect to NRG’s rejection of Exelon’s offer. The in-person presentation took place at the Scottsdale Marriott at McDowell Mountain, Phoenix, Arizona and coincided with the EEI Conference. On the next day, Exelon made a presentation at the EEI Conference regarding its offer for NRG.

On November 10, 2008, Mr. Bruce G. Wilson, Senior Vice President and Deputy General Counsel of Exelon, delivered a letter to Mr. Drew Murphy, Executive Vice President and General Counsel of NRG. The letter read as follows:

November 10, 2008

Mr. Drew Murphy
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Mr. Murphy:

I am Senior Vice President and Deputy General Counsel of Exelon Corporation (“Exelon”). Exelon or its direct wholly-owned subsidiary, Exelon Xchange Corporation, intends to present a proposal at your 2009 Annual Meeting of Stockholders of NRG Energy, Inc. (“NRG”) scheduled for May 14, 2009 (the “2009 Meeting”) to expand the size of the NRG Board of Directors (the “NRG Board”) such that the directors to be elected at that meeting will constitute not less than 50% of the NRG Board. Furthermore, Exelon or Exelon Xchange Corporation intends to nominate directors to fill the newly created directorships. Exelon intends to immediately commence a process of identifying candidates to serve as its nominees at the 2009 Meeting and requests confirmation that NRG agrees that Article Seven of NRG’s Amended and Restated Certificate of Incorporation (the “Charter”) allows for the proposed expansion of the NRG Board by action of the common stockholders as well as the filling by the NRG common stockholders of any newly created director positions.

We note that the restated Charter filed on December 5, 2003 included a new Article Seven, which specifically reserved in the common stockholders of NRG the power to enlarge the NRG Board and to appoint directors to fill newly created directorships:

... the number of directors ... may be enlarged only with the approval of the holders of at least a majority of the shares of Common Stock then outstanding ... Newly created directorships resulting from an increase in the size of the Board of Directors shall be filled by the vote of the stockholders.

The Charter was not subsequently amended until May 24, 2005, at which time it was amended and restated in its current form. Among the amendments to the Charter on that date, Article Seven was revised to read as follows:

[T]he number of directors which shall constitute the Board of Directors shall initially be established at eleven and, thereafter, may be enlarged to up to fifteen by the affirmative vote of a majority of the total number of directors then in office or may otherwise be enlarged with the approval of the holders of at least a majority of the shares of Common Stock then outstanding, and may be reduced by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. Newly created directorships resulting from an increase in the size of the Board of Directors may be filled by the affirmative vote of a majority of the total number of Directors then in office or by vote of the stockholders.

The purpose of and rationale for this amendment were described in a proxy statement filed by NRG with the Securities and Exchange Commission on April 12, 2005, in which NRG proposed the May 24, 2005 Charter amendments (the “Proxy”). The Proxy did not mention eliminating or limiting any stockholder rights or authority. In relevant part, the Proxy explained:

The Board believes that it is in the best interest of NRG and our stockholders that the Board have the authority to enlarge the Board up to 15 directors and to fill newly created directorships. Therefore, the Board recommends that our stockholders approve a proposal to amend Article Seven...

The principal purpose of the proposed amendment ... is to provide our Board with more flexibility to add selected talents and skills from time to time. The proposed amendment will allow the Board to increase its size and add directors with diverse backgrounds and experiences while at the same time ensuring continuity on the Board. Also, the amendment would enable the Board to increase the number of independent directors and their numbers on Board committees in a manner that would potentially permit greater diversity on committees and a greater ability to cover unplanned vacancies.

The Board recommends a vote “FOR” the amendment to Article Seven ... giving the Board of Directors authority to enlarge the size of the Board of Directors to up to 15 directors and to fill newly created directorships.

The Proxy made clear that the purpose and effect of the May 24, 2005 amendment to Article Seven was not to limit or eliminate any stockholder right or authority relating to setting the total number of directors. Indeed, the amendment did not change any language regarding stockholder authority except insofar as to make stockholder rights nonexclusive.

If we do not receive your written confirmation by close of business on November 18, 2008, we will assume NRG does intend to contest Exelon’s right to take such action and that a dispute exists between the parties as to this issue.

Sincerely yours,

/s/ Bruce G. Wilson

On November 11, 2008, Exelon filed a complaint in the Court of Chancery of the State of Delaware against NRG and the members of the NRG Board. In the complaint, Exelon alleges that the NRG Board failed to give due consideration and take appropriate action in response to Exelon’s acquisition proposal. In the complaint, Exelon seeks, among other things, declaratory judgment and injunctive relief:

•	declaring that the members of the NRG Board have breached their fiduciary duties by summarily rejecting and refusing reasonably to consider Exelon’s acquisition proposal;

•	declaring that the members of the NRG Board have breached their fiduciary duties by failing to render Section 203 of the DGCL inapplicable and compelling the NRG Board to approve Exelon’s acquisition proposal for purposes of Section 203 of the DGCL;

•	declaring that the adoption of any measure that would have the effect of impeding or interfering with Exelon’s acquisition proposal constitutes a breach of the NRG Board’s fiduciary duties; and

•	enjoining the defendants from taking any actions that would have the effect of impeding or interfering with Exelon’s acquisition proposal.

During the afternoon of November 11, 2008, Mr. Rowe sent a letter to Messrs. Cosgrove and Crane and Exelon issued a press release which announced its intention to commence an exchange offer, including the full text of Mr. Rowe’s letter, and announced Exelon’s lawsuit. Mr. Rowe’s letter reads as follows:

November 11, 2008

Mr. Howard Cosgrove,
Chairman of the Board
Mr. David Crane,
President and Chief Executive Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

Dear Howard and David:

Our board was disappointed by your rejection of our proposal. We had hoped to have an opportunity for a constructive conversation prior to your decision. We continue to believe that a combination of our two companies will provide superior value to our respective shareholders.

We strongly disagree with the assertions in your November 9 letter. We think it is important to comment on the following principal points:

Clear Strategic Rationale for the Merger

The combination of NRG and Exelon will create substantially more value for both companies’ shareholders than either company can realize alone. It will create a significantly stronger enterprise on both operational and financial levels. The combined company will be the preeminent low-cost producer of power in the industry, operating in the most attractive markets, and providing earnings and cash flow accretion to shareholders of both Exelon and NRG. In addition, the combined company’s balance sheet will benefit from our investment grade credit rating that will provide greater flexibility for growth and hedging while ultimately reducing the cost of capital.

Strong Value Proposition to NRG Shareholders

Exelon’s proposal provides NRG shareholders an immediate premium and affords them the opportunity to continue to participate in the future value-creating prospects of the combined entity. Moreover, it does so without any tax leakage. With the largest market capitalization in the industry and Exelon’s exceptional record of growth over the past seven years, NRG shareholders will benefit from a more liquid, dividend-paying and less risky investment relative to NRG stand-alone. Additionally, the combined company offers greater potential for stock appreciation at a faster pace than NRG could achieve on a stand-alone basis.

Your analysis overlooks the less risky nature of Exelon’s cash flows. It also ignores the fact that value is driven more by future growth prospects than by historical performance. Moreover, Exelon’s cash flow is stronger and growing faster than NRG’s.

Financing Is Not an Obstacle

A negotiated business combination can be structured in a way that does not trigger the change of control provisions for NRG’s senior notes, which will reduce refinancing requirements to $4 billion or less. We can secure committed financing for that amount at the appropriate time. Reflecting our confidence in that regard, the transaction will not be subject to a financing condition.

In sum, a combination of Exelon and NRG will create superior value for all shareholders. While we would like the opportunity to meet directly with you to discuss the merits of these points, the tenor of your response has led us to conclude that we must take our proposal directly to your shareholders. We are hopeful that a transaction will ultimately be negotiated with the current NRG board. Failing that, we are fully prepared to negotiate with the new board following the 2009 NRG annual meeting of shareholders.

Sincerely,

/s/ John W. Rowe
Chairman and Chief Executive Officer
cc: NRG Board of Directors

On November 11, 2008, NRG issued a press release in which it confirmed receipt of the letters of November 10th and 11th from Messrs. Wilson and Rowe, respectively.

On November 12, 2008, Exelon and Exelon Xchange filed the Schedule TO and Registration Statement and issued a press release announcing the exchange offer. During the afternoon of that same day, Exelon and Exelon Xchange filed an amendment to the Schedule TO, including the filings related to Exelon’s lawsuit.

On November 14, 2008, NRG filed a motion to dismiss Exelon’s complaint on the grounds that it fails to state a claim upon which relief can be granted. Formal briefing on NRG’s motion will be scheduled at a later date.

On November 17, 2008, the NRG Board met by telephone with members of management and representatives of NRG’s Advisors. The NRG Board discussed with management and NRG’s Advisors the terms of the Offer and their implications for NRG and its stockholders.

On November 17, 2008, NRG sent the following letter to Exelon in response to the November 10th letter from the Deputy General Counsel of Exelon to the General Counsel of NRG:

Mr. Bruce G. Wilson
Senior Vice President and Deputy General Counsel
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

Dear Mr. Wilson:

I write in response to your November 10, 2008 letter which states that Exelon Corporation or a subsidiary thereof (collectively “Exelon”) “intends to present a proposal” at the 2009 Annual Meeting of

Stockholders of NRG Energy, Inc. (“NRG”) to expand the size of the NRG Board of Directors (the “Board”) and to nominate directors to fill the newly created directorships.

I remind you that your letter does not constitute compliance with the requirements set forth in NRG’s Amended and Restated By-Laws (the “By-Laws”) to present a proposal or nominate directors at an annual meeting. Article II, Section 11(A) of the By-Laws states that “[a]t an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting.” Section 11 also details the various procedures that must be followed to properly bring business before the meeting, including but not limited to the requirements for timely notice.

Because Exelon has not made a proposal or nomination that complies with the By-Laws, your request that NRG inform you in advance how it interprets Article Seven of NRG’s Amended and Restated Certificate of Incorporation (the “Charter”) is, at best, premature. In fact, I know of nothing requiring NRG to provide its interpretation of its Charter in response to an inquiry of this type.

It seems plain that your letter constitutes an effort to manufacture an issue for litigation. Rather than wasting time and resources on manufactured issues, NRG prefers to maintain its focus on maximizing shareholder value. Accordingly, I have been authorized to inform you that NRG agrees that Article Seven allows for the expansion of the Board by action of the common stockholders. Specifically, Article Seven provides that “[s]ubject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors ... may otherwise be enlarged with the approval of the holders of at least a majority of the shares of Common Stock then outstanding.” Likewise, Article Seven provides that newly created directorships resulting from an increase in the size of the Board “may be filled ... by vote of the stockholders.”

NRG reserves all rights to contest any substantive and procedural defects in any proposal or nomination Exelon might make.

Sincerely,

/s/ Tanuja M. Dehne
Tanuja M. Dehne
Deputy General Counsel and Corporate Secretary

On November 24, 2008, the NRG Board met again by telephone with members of management and representatives of NRG’s Advisors. At at this meeting, the NRG Board received separate opinions from NRG’s Financial Advisors as to the inadequacy, from a financial point of view and as of the date of such opinions, of the Offer to the holders of NRG Common Stock (other than Exelon, Exelon Xchange and their respective affiliates). Upon further review and consideration of the terms of the Offer, the NRG Board unanimously determined that the Offer is inadequate and not in the best interests of NRG and its stockholders. Accordingly, the NRG Board unanimously determined to recommend that NRG’s stockholders reject the Offer and not tender their NRG Common Stock in the Offer, and approved the filing of this Statement.

Reasons for the Recommendation of the NRG Board to Reject the Offer and Not Tender Shares of NRG Common Stock to Exelon in the Offer

The Offer is based on the same economic terms as the unsolicited proposal submitted by Exelon to NRG on October 19, 2008. Additional terms and conditions of the Exelon proposal are included in the Exchange Offer. The NRG Board has conducted a thorough review and consideration of the Offer after consultation with members of management and NRG’s Advisors. After considering its fiduciary duties under applicable law, the NRG Board unanimously determined that the Offer is not in the best interests of NRG and its stockholders and that stockholders should reject the Offer and not tender shares of NRG Common Stock to Exelon in the Offer.

The NRG Board considered a number of factors in connection with its evaluation of the Offer, each of which is described in more detail below. In view of the number of factors and complexity of these matters, the NRG Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered.

The NRG Board considered each of the following factors in support of its recommendation that NRG’s stockholders reject the Offer and not tender shares of NRG Common Stock to Exelon in the Offer:

•	The NRG Board believes the Offer significantly undervalues NRG as it does not fully reflect the underlying fundamental value of NRG’s assets, proven operations and strategic plan, including its strong market position and future growth prospects.

•	The NRG Board believes the recent relative decline in NRG’s stock price is an aberration arising out of the current financial crisis. The current market price of NRG Common Stock overlooks the unique factors representing NRG’s significant growth potential, overall stability associated with its first lien-supported hedge position and, most importantly, its liquidity and cash flow generation. As of November 21, 2008, NRG on a stand alone basis had a free cash flow yield of approximately 23%, almost three times Exelon’s free cash flow yield, and NRG had cash on hand (as of September 30, 2008) of approximately 1/3 of NRG’s market capitalization. Even after capital expenditure investment in maintenance and environmental compliance, NRG expects to have substantial positive free cash flow. At the Exchange Ratio contemplated by the Offer, the transaction subjects NRG stockholders to significant dilution in terms of free cash flow per share, and essentially transfers value from NRG stockholders to Exelon stockholders. If the two companies were to combine on the terms of the Offer, NRG stockholders would own 17% of the combined company, and yet NRG would contribute 30% of the free cash flow of the combined company for 2008 and, based on current projections, 26% of the free cash flow for the combined company for 2009.

•	This is best demonstrated by NRG’s third quarter operating results, which exceeded consensus expectations. NRG’s liquidity has increased by 33% from $2.3 billion on September 30, 2007 to a record $3.0 billion on September 30, 2008, and its adjusted EBITDA has increased by 13% from $1.73 billion for the first nine months of 2007 to $1.97 billion for the first nine months of 2008. This liquidity permits NRG to continue to pursue its core commercial strategy and capitalize on its growth opportunities while engaging in the regular return of capital to its stockholders.

•	The NRG Board believes that the Offer is timed to take advantage of the significant strategic initiatives undertaken by NRG, particularly in the area of new nuclear development (see below). The NRG Board believes that given the essential nature of NRG’s core product — wholesale electricity — and NRG’s position of having sold much of its future production for the next several years during favorable market conditions, NRG is well-positioned to create value for its stockholders through the current economic downturn and into the recovery which is expected to follow.

•	Together with its partner CPS Energy, NRG conceived STP 3&4, which in September 2007 became the first new nuclear plant in 29 years to file a combined operating license. NRG’s nuclear development initiative is being pursued by and through Nuclear Innovation North America LLC (NINA), its 88/12 joint venture with Toshiba Corporation.

•	The NRG Board believes that NRG’s intrinsic growth is supported by proven partnerships with companies on various development projects. The NRG Board believes that these joint ventures, with companies such as Toshiba Corporation, United Illuminating, British Petroleum, and EnergyCo, LLC, are a way to mitigate risk and minimize the need for bank financing, capital from the debt markets and other traditional borrowing sources. At the same time, the NRG Board believes the partnerships allow NRG to accelerate its cash returns while capitalizing on the complementary skills of its partners.

•	Based on NRG’s existing 24,000 MW of predominantly baseload generation with an optimal fuel mix, NRG has created stability in an incredibly volatile commodity environment. NRG has been running a successful hedging program that utilizes commodity price volatility to lock in gross margin. While the key drivers of value for NRG’s sector — natural gas and power prices, as well as demand growth — have experienced recent declines, NRG’s portfolio remains substantially hedged going forward, and the NRG Board believes that such portfolio largely insulates NRG from the recent contraction in these markets and secures profitability for the difficult period ahead.

•	Under Exelon’s own analysis, the Offer does not compensate NRG’s stockholders adequately for the capitalized value of Exelon’s own estimates of achievable net synergies, or the risks to achieve these synergies.

•	The Exchange Offer states that Exelon expects to recognize $180 to $300 million of annual cost synergies. However, in order to achieve these synergies there are significant transaction and financing costs that may be required to consummate the transaction. For example, refinancing all or a portion of NRG’s below investment grade debt in the current financing environment could result in increased interest expense of approximately $300 million per year, and would significantly impact the value to NRG’s stockholders and further pressure the ratings of the combined entity. Additionally, there could be considerable transaction costs associated with refinancing all or a major portion of NRG’s debt in the current credit market. Under Exelon’s own analysis, these costs, in addition to the cost to achieve the annual cost savings, could exceed $750 million. All of these costs do not appear to have been fully considered by Exelon.

•	The value of the consideration being offered pursuant to the Offer is uncertain and highly dependent on the value of Exelon common stock.

•	The value of the consideration received by NRG’s stockholders will decline if the market price of Exelon common stock declines. The NRG Board has concerns regarding Exelon’s growth prospects and the potential negative impact of these prospects on Exelon’s future performance and share price.

•	The NRG Board’s concerns arise in part from recent third quarter 2008 results. While NRG’s third quarter performance exceeded expectations, Exelon’s performance moved in the other direction. Exelon’s third quarter earnings were below consensus estimates, and Exelon guided the investor community to the bottom end of its full-year 2008 guidance.

•	In addition, while NRG announced a 2009 share buyback program, Exelon has “indefinitely suspended” its program in order to conserve cash, highlighting the potential impact of the continued uncertainty in capital and credit markets on Exelon’s future cash needs. Furthermore, Exelon has recently disclosed that it has approximately $2 billion of unfunded pension liabilities, creating additional financial strain on the company.

•	From publicly available information, the NRG Board understands that Exelon’s growth prospects over the medium term are dependent on both government action to enact climate change legislation favorable to Exelon, and state government inaction during the roll off to full competition in Pennsylvania (2011) and Illinois (2013). The NRG Board believes a prolonged period of economic distress would make it very difficult for public policymakers at all levels of government to put the interests of Exelon shareholders ahead of ratepaying voters. In addition, it appears that a significant amount of Exelon’s medium to long term prospects depend upon the enactment of federal climate change legislation and on Exelon being permitted to keep the expected benefit of this legislation to Exelon’s fleet of existing nuclear plants. In the present economic environment, the timing and size of such benefit and the likelihood that Exelon would be allowed to keep such benefit are becoming increasingly uncertain.

•	A combination with Exelon may dilute, and possibly derail, NRG’s continued growth.

•	NRG has an industry-leading development program with recently successful repowering projects in California and Connecticut, a thriving wind farm development program, and demonstration projects under development in post-combustion carbon capture technology and plasma gasification, among others. Under Exelon, at best, the benefits of NRG’s growth program to its stockholders would be severely diluted and, at worst, NRG’s growth prospects would be capital-starved as a result of Exelon’s preoccupation with the rating agencies and debt repayment. The NRG Board has been unable to discern a track record of successful development of independent power plants either at Exelon or its predecessor utilities. In addition, while NRG is a large and complicated competitive power generation company, Exelon is a very traditional utility holding company and its management team is made up of utility veterans and executives from other industries. As such, the NRG Board has serious concerns as to whether Exelon’s current management is best suited to manage NRG’s assets.

•	NRG and Exelon have fundamentally different approaches to new nuclear development, which gives the NRG Board serious concerns that Exelon will fail to realize the value of NRG’s nuclear development while Exelon continues to pursue a never-before-built design incorporating substantial first-of-a-kind engineering.

•	The Offer and other efforts by Exelon are subject to numerous conditions, require NRG’s support, and create significant uncertainty.

•	As described under Item 2 of this Statement, the Offer is subject to the following conditions:

•	Minimum Tender Condition;

•	Section 203 Condition;

•	Competition Condition;

•	Regulatory Approval Condition;

•	Registration Statement Condition;

•	Shareholder Approval Condition;

•	Preferred Stock Condition;

•	NYSE Listing Condition;

•	Legal Condition;

•	No Diminution of Benefits Condition;

•	No Material Adverse Effect Condition; and

•	No Material Change Condition.

•	These conditions are broadly drafted and many important conditions allow Exelon to make subjective determinations as to the occurrence of circumstances which would enable Exelon not to consummate the Offer. Further, Exelon would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction of Exelon or any of its affiliates. Thus, the conditions create substantial uncertainty as to whether Exelon would be required to consummate the Offer. Such uncertainty is of a particular concern because pursuing a transaction with Exelon would likely disrupt the Company’s business by causing uncertainty among current and potential employees, suppliers, customers, counterparties and other constituencies important to the Company’s success. This heightens the competitive risk to the Company if the Offer is not consummated.

•	In addition, NRG believes that the Shareholder Approval Condition is misleading in that it states that Exelon shareholder approval will be a condition to the Offer only if required by the NYSE rules. NRG believes that the NYSE rules do in fact require Exelon shareholder approval under these circumstances in order to make the Offer and complete the Second Step Merger, and receipt of such shareholder approval is not assured. Indeed, Exelon has indicated in the Offer that it has not commenced the process of obtaining its shareholders’ approval.

•	The Competition Condition, the Regulatory Approval Condition, the Registration Statement Condition, the Shareholder Approval Condition and the NYSE Listing Condition are not waivable by Exelon or Exelon Xchange. Therefore, neither Exelon or Exelon Xchange can accept for exchange any shares of NRG Common Stock tendered in the Offer until all of these conditions are satisfied. None of these conditions is satisfied as of the date of this Statement and it is uncertain when these conditions will be satisfied. In fact, Exelon stated in the Registration Statement that some of these conditions, such as the Shareholder Approval Condition and the Regulatory Approval Condition, are unlikely to be satisfied prior to the initial expiration date of the Offer.

•	The Offer may require refinancing of a significant amount of NRG’s existing indebtedness and yet Exelon has no committed financing, which presents real risks of non-consummation to NRG’s stockholders.

•	While the “Conditions of the Offer” section of the Registration Statement does not contain a financing condition, disclosure set forth elsewhere in the Registration Statement makes it clear that the Offer is contingent on Exelon having sufficient funds to refinance a significant amount of NRG’s existing indebtedness. According to the Registration Statement, Exelon will require approximately $8.6 billion to complete the Offer and the Second-Step Merger. In addition, Exelon will have to provide for approximately $600 million of letters of credit that NRG has currently posted to various counterparties. Even though Exelon publicly stated in its October 20th press release that it would have fully committed financing “in place over the next few days”, to date Exelon has not publicly announced that it has committed financing for the Offer. On October 21, 2008, Standard & Poor’s Rating Services downgraded Exelon’s corporate credit rating from “BBB+” to “BBB” and placed these ratings on CreditWatch with negative outlook. Upon filing of the Registration Statement by Exelon, Moody’s Investors Service placed the ratings of Exelon and its subsidiaries under review for possible downgrade, and Standard & Poors Ratings Services announced that its “BBB” long-term credit rating on Exelon remains on CreditWatch with negative implications, and it has also placed its short-term “A-2” ratings on Exelon on CreditWatch with negative implications. In light of the current condition of the credit market, the cost of financing is likely to be higher than those under NRG’s current debt instruments. Given the aggregate amount of NRG debt that will have to be refinanced in connection with the Offer, every 100 basis point increase in interest rate will add approximately $73 million to the interest burden on the combined company and its stockholders.

•	In addition, Exelon has stated its intention to conduct a proxy solicitation to take control of the NRG Board at NRG’s 2009 annual meeting. If successful, the election of Exelon’s slate of a majority of NRG’s directors would constitute a “change of control” under NRG’s indentures and senior credit agreement, resulting in a put right at 101% of par under the indentures and an event of default under the credit agreement, which could result in the immediate acceleration of all of NRG’s debt under these instruments. This possible acceleration of $7.3 billion of NRG’s existing indebtedness would be triggered regardless of whether the conditions to the Offer are satisfied or whether Exelon is ready to consummate the Offer or the Second-Step Merger, which could raise significant practical obstacles to Exelon’s ability to prevail in such a proxy contest.

•	Consummation of the Offer requires the receipt of numerous governmental and regulatory approvals and there is no assurance that the necessary approvals will be received, when they will be received or what conditions might attach to their receipt.

•	As disclosed in the Exchange Offer and in Item 8 of this Statement, the Offer is conditioned on the receipt of a number of federal, state and foreign regulatory approvals, including antitrust approvals. Certain governmental agencies may condition the grant of such approvals on the satisfaction of a variety of requirements by Exelon and/or NRG, including changes to the terms of the Offer, and could impose long-term restrictions on the business and operations of the combined company. For example, the transaction will likely involve a complex antitrust approval process with the potential for value loss from government-imposed divestitures. While Exelon indicated that it has formulated a regulatory divestiture plan, its disclosure of the plan lacks specificity and fails to provide NRG with sufficient information to evaluate whether such divestiture plan would adequately address any antitrust concerns relating to the proposed transaction. The scope and nature of the assets the governmental agencies may ultimately require Exelon and/or NRG to divest remain unknown at this time, and the timing of the antitrust clearance processes, the impact of any such potential divestitures on the results of operations of the combined company, and the synergies anticipated by Exelon are uncertain. In addition, it is not clear whether Exelon can apply for certain of these regulatory approvals on its own, without the direct participation by NRG. For example, an application to the Nuclear Regulatory Commission (the “NRC”) with respect to a change of control of a licensee of a nuclear plant is normally filed by the licensee. In the case of STP units 1 and 2, NRG’s subsidiary is a co-holder of the facility’s operating license. Thus, there is significant uncertainty as to whether Exelon would be able to obtain approval from the NRC without the cooperation of the licensees in order to satisfy the Regulatory Approval Condition. Furthermore, additional regulatory approvals may be required if Exelon intends to pledge any utility-based assets in connection with any financing arrangement.

•	Not only has Exelon conditioned the Offer on the receipt of the numerous governmental and regulatory approvals, Exelon has also reserved the right to decline to proceed with the Offer if any such approval contains terms that, in the reasonable judgment of Exelon, results in or is reasonably likely to result in “a significant diminution in the benefits expected to be derived by Exelon or any affiliate of Exelon as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with NRG” (see description of the No Diminution of Benefits Condition on Page 5 of this Statement). As Exelon has noted in the Exchange Offer, it cannot provide any assurance that the necessary approvals will be obtained or that there will not be any adverse consequences to Exelon’s or NRG’s business resulting from the failure to obtain these regulatory approvals or from conditions that could be imposed in connection with obtaining these approvals. Therefore, the conditions relating to regulatory approvals lead to significant uncertainties as to the timing and the ultimate outcome of the Offer.

•	Exelon’s Offer does not compensate NRG’s stockholders adequately for the risks in the proposed transaction structure.

•	Given that Exelon’s unfinanced Offer is highly conditional and reserves to Exelon so many different opportunities not to close the transaction, NRG and its stockholders would be exposed to meaningful risks for an extended period of time that the transaction might not be consummated. The NRG Board believes that for a selling company to assume these types of risks, particularly under current economic conditions, the price being offered to stockholders of the selling company must be compelling and contain a premium for taking on such risks.

•	Exelon’s obvious difficulties on both the debt financing and credit rating front since the public disclosure of its proposal, and the absence of any clear plan outlining how Exelon would propose to manage, trade or collateralize a 48,000 MW, 198 Million MWh generation portfolio, support the NRG Board’s conclusion that, even apart from the Offer’s substantial undervaluation of NRG, the Offer is so highly conditional and not fully developed that it has severe implementation risk for which stockholders of NRG are in no way compensated. The numerous and significant conditions to the Offer and the lack of committed financing to complete the Offer, taken together, give the impression that Exelon is seeking to maintain an option to acquire NRG over the next six to twelve months rather than to consummate a transaction designed to create value for stockholders of both companies.

•	Finally, according to the Registration Statement, in the event the Offer is completed but the Second-Step Merger does not occur, the Offer would be a taxable transaction for NRG’s stockholders who have tendered their shares of NRG Common Stock in exchange for Exelon common stock. The possibility of the Offer being a taxable transaction adds another level of uncertainty to the actual value to be received by NRG stockholders in the Offer.

•	The NRG Board has received separate opinions from NRG’s Financial Advisors as to the inadequacy, from a financial point of view and as of the date of such opinions, of the Offer.

•	The NRG Board has received separate oral opinions, dated November 24, 2008, from NRG’s Financial Advisors, Citi and Credit Suisse, as to the inadequacy, from a financial point of view and as of the date of such opinions, of the Offer to the holders of NRG Common Stock (other than Exelon, Exelon Xchange and their respective affiliates). The opinions were provided to the NRG Board for its information in its evaluation of the Offer from a financial point of view and were based on and subject to certain assumptions, qualifications, limitations and other considerations. The opinions do not address any other aspect of the Offer or the Second-Step Merger and are not intended to constitute, and do not constitute, recommendations as to whether any stockholder should exchange shares of NRG Common Stock in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Second-Step Merger. The opinions do not address the adequacy of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Offer, or class of such persons, relative to the consideration proposed in the Offer or otherwise. In rendering its opinion, each of Citi and Credit Suisse, among other things, relied, without independent verification, upon the accuracy and completeness of the information it reviewed in connection with its opinion and upon the assessments of NRG’s management as to all financial and other information and data relating to NRG and Exelon relevant to its opinion, including financial forecasts of NRG’s management with respect to NRG and Exelon and the assumptions of such management as to future power commodity prices reflected in such financial forecasts. The opinions are necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi and Credit Suisse as of the date of their respective opinions. The issuance of the opinions was approved by authorized internal committees of Citi and Credit Suisse, respectively.

The foregoing discussion of the information and factors considered by the NRG Board is not meant to be exhaustive, but includes the material information and factors considered by the NRG Board in reaching its conclusions and recommendations. The members of the NRG Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of NRG. In light of the number and variety of factors that the NRG Board considered, the members of the NRG Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the NRG Board may have given different weight to different factors.

Accordingly, the NRG Board unanimously recommends that NRG’s stockholders reject the Offer and not tender their shares in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

NRG has retained Citi and Credit Suisse to act as NRG’s financial advisors in connection with the Offer and related matters. NRG has agreed to pay each of Citi and Credit Suisse a customary fee for its services, portions of which became payable upon its engagement and upon delivery of its opinion or will become payable during the course of its engagement no later than the second business day after NRG’s 2009 annual meeting and a significant portion of which is contingent upon consummation of a change of control of NRG, including upon consummation of the Offer, or upon consummation of sale of all or substantially all of NRG’s assets. NRG also has agreed to reimburse Citi and Credit Suisse for all reasonable expenses incurred by them, including fees and expenses of legal counsel, and to indemnify Citi, Credit Suisse and related persons against liabilities, including liabilities under the federal securities laws, arising out of such engagement.

Citi and its affiliates in the past have provided, currently are providing and in the future may provide services to NRG and Exelon unrelated to the proposed Offer, for which services Citi and such affiliates have received and will receive compensation, including, without limitation, acting as (i) a lender under certain credit facilities and lines of credit of NRG, Exelon and certain affiliates of Exelon and (ii) a bookrunner for certain debt securities offerings of certain affiliates of Exelon. Credit Suisse and its affiliates also in the past have provided, currently are providing and in the future may provide services to NRG and Exelon unrelated to the proposed Offer, for which services Credit Suisse and its affiliates have received and will receive compensation, including, without limitation, providing certain services in connection with repurchases of NRG Common Stock by NRG and acting as (i) a lender under certain credit facilities of NRG, Exelon and certain affiliates of Exelon and (ii) a bookrunner for certain credit facilities of NRG and for certain debt securities offerings of an affiliate of Exelon. Citi and Credit Suisse are full service securities firms engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Citi, Credit Suisse and their respective affiliates may acquire, hold or sell, for their and their respective affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of NRG, Exelon, their respective affiliates and any other entities that may be involved in the Offer, as well as provide investment banking and other financial services to such companies. Credit Suisse or its affiliates currently hold notes and preferred interests of NRG Common Stock Finance I, LLC and NRG Common Stock Finance II, LLC, which notes and preferred interests may be refinanced in connection with the Offer, and shares of NRG’s 3.625% Preferred Stock, which NRG may be required to repurchase at the option of the holder following consummation of the Offer and which are the subject of one of the conditions of the Offer. In March and August 2008, Credit Suisse and its affiliates entered into certain arrangements with NRG to amend the terms of the notes and preferred interests of NRG Common Stock Finance I, LLC, including early settlement of an embedded derivative, for which Credit Suisse and its affiliates received compensation.

NRG also has engaged MacKenzie Partners, Inc. (“MacKenzie”) to assist it in connection with NRG’s communications with its stockholders with respect to the Offer. NRG has agreed to pay customary compensation to MacKenzie for such services. In addition, NRG has agreed to reimburse McKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except for MacKenzie, neither NRG nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of NRG on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of NRG Common Stock have been effected by NRG or, to NRG’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except as described below:

	Date of	Nature of	Number of
Name	Transaction	Transaction	Shares		Price

Denise Wilson	09/30/2008	Equity Award	11,700	(a)	See Note	(a)
			117,200	(b)	$24.75
			45,400	(c)	See Note	(c)
Kathleen McGinty	10/14/2008	Equity Award	4,604	(d)	See Note	(d)

(a)	Represents Restricted Stock Units issued to Ms. Wilson by NRG under NRG’s Long Term Incentive Plan. Each Restricted Stock Unit is equivalent in value to one share of NRG Common Stock. Ms. Wilson will receive from NRG one such share of NRG Common Stock for each Restricted Stock Unit on September 30, 2011.

(b)	Represents options to acquire NRG Common Stock. Pursuant to the Grant Agreement by and between NRG and Ms. Wilson, these options will vest and become exercisable as follows: 33 1/3% on September 30, 2009, 33 1/3% on September 30, 2010 and 33 1/3% on September 30, 2011.

(c)	Represents 22,700 Performance Units issued to Ms. Wilson by NRG under NRG’s Long Term Incentive Plan. Each Performance Unit will be paid out on September 30, 2011 if the average closing price of NRG Common Stock for the ten trading days prior to September 30, 2011 (the “Measurement Price”) is equal to or greater than $34.7711 (the “Target Price”). The payout for each Performance Unit will be equal to:

(i) one share of NRG Common Stock, if the Measurement Price equals the Target Price; (ii) a prorated amount in between one and two shares of NRG Common Stock, if the Measurement Price is greater than the Target Price but less than $40.67 (the “Maximum Price”); and (iii) two shares of Common Stock, if the Measurement Price is equal to or greater than the Maximum Price.

(d)	Represents DSU’s issued to Ms. McGinty by NRG under NRG’s Long Term Incentive Plan. Each Deferred Stock Unit is equivalent in value to one share of NRG Common Stock. Ms. McGinty will receive from NRG one such share of NRG Common Stock for each DSU she owns upon termination of her service on the NRG Board.

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above, the NRG Board unanimously determined that the Offer is inadequate and not in the best interests of NRG and its stockholders and that, in light of NRG’s future prospects, the interests of the stockholders and other stakeholders will be best served by NRG continuing to pursue its strategic plan. Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, NRG is not currently undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for, or other acquisition of, shares of NRG Common Stock by NRG, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving NRG or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of NRG or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of NRG.

Except as described in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the NRG Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Notwithstanding the foregoing, NRG may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the first paragraph of this Item 7, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the first paragraph of this Item 7 might jeopardize the discussions or negotiations that NRG may conduct. Accordingly, if appropriate, the NRG Board will adopt a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.	Additional Information.

Legal Proceedings

Evelyn Greenberg, on Behalf of Herself and All Others Similarly Situated v. David Crane, et al., Superior Court of New Jersey, Chancery Division, Mercer County, Docket No. MER-C-137-08 (filed October 20, 2008).  On October 20, 2008, the plaintiff filed a complaint against NRG and the NRG Board alleging, among other things, that the NRG Board breached its fiduciary duties to NRG shareholders by failing to take action regarding the acquisition proposal announced by Exelon Corporation on October 19, 2008, to: (1) implement a procedure to obtain the highest possible price; (2) act independently so that the public shareholders’ interests are protected; and (3) ensure that no conflicts of interest exist between the NRG Board’s interests as directors and its fiduciary obligations to maximize shareholder value. The complaint seeks injunctive relief: (1) declaring that the action is a class action and certifying plaintiff as class plaintiff and plaintiff’s counsel as class counsel; (2) ordering the defendants to exercise their fiduciary duties to obtain a transaction in the best interests of NRG’s shareholders until the process for the sale or auction of NRG is completed and the best possible consideration is obtained; (3) awarding plaintiff costs and fees; and (4) granting other relief the Court deems proper. On November 19, 2008, NRG and the NRG Board filed a motion to transfer this case and consolidate it with the two lawsuits described in the immediately subsequent paragraphs in the Civil Division of the Mercer County Superior Court. Based on the facts known to date and the allegations in the complaint, we believe that the claims asserted in the complaint are without merit and we intend to vigorously defend against it.

Joel A. Gerber and Raphael Nach & Jaqueline Nach Co-Trustee The Nach Family Trust U/A, Individually and on behalf of All Others Similarly Situated v. NRG Energy, Inc., et al., Superior Court of New Jersey, Civil Division, Mercer County, Docket No. MER-L-2665-08 (filed November 10, 2008).  On November 10, 2008, the plaintiffs filed a complaint against NRG and the NRG Board alleging, among other things, that the NRG Board breached its fiduciary duties to NRG shareholders by failing to take action regarding the acquisition proposal announced by Exelon Corporation on October 19, 2008, to: (1) negotiate with Exelon Corporation; (2) implement an auction of NRG to the highest bidder; and (3) sufficiently explore strategic alternatives that would maximize value to NRG shareholders. The plaintiffs further allege that if the acquisition proposal is not properly negotiated, NRG shareholders will be damaged. The complaint seeks damages as well as declarative and injunctive relief: (1) declaring that the action is a class action and certifying plaintiff as class plaintiff and plaintiffs’ counsel as class counsel; (2) ordering defendants to negotiate the acquisition proposal or another transaction to maximize shareholder value; (3) awarding compensatory damages against defendants if they do not maximize shareholder value; (4) awarding plaintiffs costs and fees; and (5) granting other relief the Court deems proper. Based on the facts known to date and the allegations in the complaint, we believe that the claims asserted in the complaint are without merit and we intend to vigorously defend against it.

Walter H. Stansbury Individually and on behalf of All Others Similarly Situated v. NRG Energy, Inc., et al., Superior Court of New Jersey, Civil Division, Mercer County, Docket No. MER-L-2670-08 (filed October 24, 2008).  On October 24, 2008, the plaintiff filed a complaint against NRG and the NRG Board alleging, among other things, that the NRG Board breached its fiduciary duties to NRG shareholders by failing to take action regarding the acquisition proposal announced by Exelon Corporation on October 19, 2008, to: (1) negotiate with Exelon Corporation; (2) implement an auction of NRG to the highest bidder; and (3) sufficiently explore strategic alternatives that would maximize value to NRG shareholders. The plaintiffs further allege that if the acquisition proposal is not properly negotiated, NRG shareholders will be damaged. The complaint seeks damages as well as declarative and injunctive relief: (1) declaring that the action is a class action and certifying plaintiff as class plaintiff and plaintiffs’ counsel as class counsel; (2) ordering defendants to negotiate the acquisition proposal or another transaction to maximize shareholder value; (3) awarding compensatory damages against defendants if they do not maximize shareholder value; (4) awarding plaintiffs costs and fees; and (5) granting other relief the Court deems proper. Based on the facts known to date and the allegations in the complaint, we believe that the claims asserted in the complaint are without merit and we intend to vigorously defend against it.

Exelon Corporation and Exelon Xchange Corporation v. Howard E. Cosgrove et al., Court of Chancery of the State of Delaware, Case No. 4155-VCL (filed November 11, 2008).  On November 11, 2008, Exelon and its wholly-owned subsidiary, Exelon Xchange, filed a complaint against NRG and the NRG Board. The complaint alleges, among other things, that the NRG Board has failed to give due consideration and take appropriate action in response to the acquisition proposal announced by Exelon on October 19, 2008, in which Exelon offers to acquire all of the outstanding shares of NRG common stock at an exchange ratio of 0.485 Exelon shares for each share of NRG common stock. The complaint seeks, among other things, declaratory and injunctive relief: (1) declaring that the NRG Board has breached its fiduciary duties to the NRG stockholders by rejecting and refusing to consider Exelon’s acquisition proposal and by failing to exempt the proposed transaction from application of Section 203 of the DGCL; (2) compelling the NRG Board to approve Exelon’s acquisition proposal for purposes of Section 203 of the DGCL; (3) declaring that the adoption of any measure that would have the effect of impeding or interfering with Exelon’s acquisition proposal constitutes a breach of the NRG Board’s fiduciary duties; and (4) enjoining the defendants from adopting any measures that would have the effect of impeding or interfering with Exelon’s acquisition proposal. On November 14, 2008, NRG and the NRG Board filed a motion to dismiss Exelon’s complaint on the grounds that it fails to state a claim upon which relief can be granted. A briefing schedule on the motion will be set by the parties or by order of the court. Based on the facts known to date and the allegations in the complaint, we believe that the claims asserted in the complaint are without merit and we intend to vigorously defend against it.

State Anti-Takeover Laws — Delaware

NRG is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL provides that an “interested stockholder” may not engage in any “business combination” for three years following the time that such person became an “interested stockholder” unless (i) prior to such time the board of directors of the corporation approved the business combination or the transaction that resulted in such person becoming an “interested stockholder,” (ii) upon consummation of the transaction that resulted in such person becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender offer) or (iii) the business combination was approved by the board of directors and the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the “interested stockholder” that is a party to the business combination. Section 203 of the DGCL further provides that the restrictions do not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under Section 203 of a proposed transaction that (a) constitutes one of the transactions described in the following sentence, (b) is with or by a person who either was not an “interested stockholder” during the previous three years or who became an “interested stockholder” with the approval of the corporation’s board of directors and (c) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an “interested stockholder” during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation, (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. Under the DGCL, the term “interested stockholder” includes a person that owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock or is an affiliate or associate of the corporation that, at any time within the three-year period immediately prior to the date in question owned or had the right to acquire, directly or indirectly, 15% or more of the corporation’s outstanding voting stock, and the affiliates and associates of such person.

State Anti-Takeover Laws — Other

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein.

If any state takeover statute is found applicable to the Offer, Exelon might be unable to accept for payment or purchase shares of NRG Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Exelon may not be obligated to accept for purchase or pay for any shares of NRG Common Stock tendered.

Regulatory Approvals

U.S. Antitrust Approval

Under the provisions of the HSR Act applicable to the Offer, the acquisition of shares of NRG Common Stock pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Exelon of a Premerger Notification and Report Form with respect to the Offer, unless Exelon receives a request for additional information or documentary material from the Department of Justice,

Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the thirtieth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Exelon’s acquisition of shares of NRG Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of NRG Common Stock pursuant to the Offer or the consummation of the second-step merger, or seeking the divestiture of shares of NRG Common Stock acquired by Exelon or the divestiture of substantial assets of NRG or its subsidiaries or Exelon or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the second-step merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, Exelon will not be obligated to proceed with the Offer or the purchase of any shares of NRG Common Stock not theretofore purchased pursuant to the Offer.

Foreign Antitrust Approvals

NRG indirectly holds several subsidiaries and participations in Germany. Under the provisions of the German Act against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen, or the “GWB”), notification to the German Federal Cartel Office (“German Cartel Office”) regarding the acquisition of shares of NRG Common Stock pursuant to the Offer must be made if, among other things, certain turnover thresholds are exceeded with the turnover achieved by the German business of NRG and its subsidiaries and participations. These thresholds will be exceeded in the Offer.

The Offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a one-month waiting period commenced by the filing of a notification with respect to the transaction, unless the German Cartel Office gives notice within the one-month waiting period of the initiation of an in-depth investigation. If the German Cartel Office initiates an in-depth investigation, the acquisition of shares under the Offer may be consummated only if the acquisition is approved or deemed to be approved by the German Cartel Office, either by written approval or by expiration of a four-month waiting period, unless the German Cartel Office notifies Exelon within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated.

Federal Energy Regulatory Commission (“FERC”)

Each of NRG and Exelon has public utility subsidiaries subject to the jurisdiction of FERC under the Federal Power Act. Section 203 of the Federal Power Act requires approval for direct or indirect transfers of control over FERC-jurisdictional facilities and further provides that no holding company in a holding company system that includes a transmitting utility or an electric utility may merge or consolidate with a holding company system that includes a transmitting utility or electric utility company without first having obtained authorization from FERC.

FERC will approve a transaction for which Section 203 approval is requested if it finds that the transaction is consistent with the public interest. FERC has stated in its 1996 utility merger policy statement that, in analyzing a merger under Section 203 of the Federal Power Act, it will evaluate the following criteria:

•	the effect of the merger on competition in wholesale electric power markets, utilizing an initial screening approach derived from the Department of Justice/Federal Trade Commission-Initial Merger Guidelines to determine if a merger will result in an increase in an applicant’s market power;

•	the effect of the merger on the applicants’ FERC jurisdictional ratepayers; and

•	the effect of the merger on state and federal regulation of the applicants.

In addition, as amended by the Energy Power Act of 2005, Section 203 of the Federal Power Act also requires that FERC, before granting approval under Section 203, determine the transaction will not result in the cross-subsidization by public utility subsidiaries of other subsidiaries or improper encumbrances or pledges of utility assets and, if such cross-subsidization or encumbrances were to occur, whether they are in the public interest.

Nuclear Regulatory Commission (the “NRC”)

Section 184 of the Atomic Energy Act of 1954, as amended, provides that an NRC license may not be transferred or, in any manner disposed of, directly or indirectly, through a transfer of control of any license unless the NRC finds that the transfer complies with the Atomic Energy Act and consents in writing to the transfer. The NRC’s regulations in 10 C.F.R. 50.80 implement the statutory requirement for prior NRC consent to a proposed transfer of control of any license. Therefore, at a minimum, the consummation of the Offer requires NRC’s prior written consent to the indirect transfer of control of NRG’s 44% interest in the South Texas Project Units 1 and 2 and its licensed operator, STP Nuclear Operating Company. Under the standards of 10 C.F.R. 50.80, the NRC will consent to a proposed transfer if it determines that:

•	the proposed transferee is qualified to be the holder of the licenses; and

•	the transfer of the licenses is otherwise consistent with applicable provisions of laws, regulations and orders of the NRC.

Because the objective of the statute and regulations is to allow the NRC to address changes in control before they occur, there is a risk that the NRC will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining NRC approval.

State Regulatory Approvals

Public Utility Commission of Texas (the “PUCT”).  The proposed transaction requires prior review and approval by the PUCT. If the PUCT finds that the transaction as proposed would result in the combined company owning and controlling more than 20% of the installed generation capacity located in, or capable of delivering electricity to, the ERCOT power region, the PUCT may condition approval of the transaction on adoption of reasonable modifications to the transaction to mitigate potential market power abuse. Mitigation procedures for exceeding the 20% threshold may be submitted to the PUCT and may include the divestiture of assets or auctioning of capacity. The Texas Public Utility Act requires that the approval be requested at least 120 days before the proposed closing. Because the objective of the statute is to allow the PUCT to address consolidations and market power issues before they occur, there is a risk that the PUCT will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining PUCT approval.

Additionally, NRG owns a retail electric provider (“REP”), which was created to sell electricity at retail in the ERCOT competitive retail market solely to its affiliate NRG Texas Power. To provide retail electric service, a REP must obtain certification from the PUCT and transfer of a certificate requires PUCT approval. At this time, NRG’s REP is not active.

Finally, NRG currently maintains two nuclear decommissioning trusts related to its ownership interest in the South Texas Project. The PUCT’s Substantive Rules require that prior to the closing of any transaction involving the transfer of nuclear decommissioning trust funds, the collecting utility, the transferor company and the transferee company shall jointly submit for the PUCT’s review the proposed decommissioning funds collection agreements and the proposed agreements with the institutional trustee and investment managers of the decommissioning trusts. The transferee company may also request the transfer of responsibility for administration of the nuclear decommissioning trust funds to the transferee company in a contested case proceeding. The PUCT staff is required to recommend approval, amendment or disapproval of the proposed agreements within 60 days of the receipt of the request for review. If the PUCT staff recommends denial, if the applicants request a hearing, or if the applicants do not file amended agreements incorporating the PUCT’s recommendations, the request shall be docketed as a contested case to approve, modify or reject the agreements. The PUCT will issue an order within 120 days of the initiation of such a contested case proceeding.

Pennsylvania Public Utility Commission (the “PAPUC”).  NRG has two subsidiaries in Pennsylvania that provide steam heating services to the public and that are, therefore, subject to regulation by the PAPUC. One of the subsidiaries also provides PAPUC-regulated chilled water service. Pennsylvania law requires prior PAPUC approval for any transaction by which any person or corporation will acquire control of the facilities of a public utility. Because Exelon will acquire control of NRG’s steam and chilled water facilities, PAPUC approval is required. Under Pennsylvania law, the public utility and the proposed owner must apply and obtain a certificate of public convenience approving the change in control. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience or safety of the public. This standard has been applied by the PAPUC to require that applicants demonstrate that the new owner is technically, legally and financially fit and that the transaction will affirmatively promote the public interest in some substantial way. Because the objective of the statute is to allow the PAPUC to address changes in control before they occur, there is a risk that the PAPUC will determine that Exelon cannot proceed with its Offer or any change of control of the NRG Board without first obtaining PAPUC approval, which may require the cooperation of NRG.

California Energy Commission (the “CEC”).  Operation of a thermal electric generation facility with a capacity of greater than 50 MW in California requires a siting certificate to be issued by the CEC. Several of NRG’s California generation facilities require, and possess, such certificates. A change in control of a certificated generation facility requires approval by the CEC. The standard for approval of a transfer focuses on whether the applicant has submitted the required information under the statute. Additionally, 90 days notice of a transfer of generation facilities in California must be provided to the California Public Utilities Commission (“CPUC”), but there is no approval by the CPUC required.

NRG also has a subsidiary that owns a steam heating facility in California, which is a utility under California law. The California Public Utilities Code requires CPUC approval before any person shall “merge, acquire, or control either directly or indirectly any public utility . . . .” The CPUC will review the transaction and “take such action as the public interest may require.” Generally, such public interest review will consider whether the acquiror has the financial and technical wherewithal to operate the utility business, and whether customers will be adversely impacted by the transaction, but the CPUC may review the broader transaction. Because the objective of the statute is to allow the CPUC to address changes in control before they occur, there is a risk that the CPUC will determine that Exelon can not proceed with its tender offer or any change of control of the NRG Board without first obtaining CPUC approval, which may require the cooperation of NRG. Transactions subject to the referenced Code provision for which prior approval have not been obtained are “void and of no effect” and the CPUC has imposed monetary penalties in such cases.

New York Public Service Commission (the “NYPSC”).  NRG’s portfolio includes five electric plants in New York State, each owned, operated and managed by an affiliated electric corporation. NRG itself is subject to regulation as an electric corporation holding company. NYPSC approval is generally required for certain acquisitions of stock in an electric corporation, and in particular, for the transfer to any stock corporation of more than 10% of the voting capital stock issued by any electric corporation organized or existing under or by virtue of the laws of New York. Although it appears that NRG and its subsidiaries in New York are subject to “reduced scrutiny” and are “lightly regulated utilities,” approvals for such transfers nonetheless are subject to a “public interest” standard which is set forth in the New York Public Service Law. In conducting this review, the NYPSC may examine, among other things, any affiliations with electric market participants that might afford opportunities for the exercise of market power, and consider any other potential detriments to captive ratepayer interests. In recent orders reviewing acquisitions of upstream owners of traditional regulated electric corporations, the NYPSC has applied a positive benefits test. In addition, if full review is necessary, the NYPSC must assess whether the environmental impact of the transfer is significant based upon information provided in a required environmental assessment form. Because the statute requires NYPSC consent prior to the transfer of more than 10% of the voting capital stock in any electric corporation to any stock corporation and provides that any transfer or agreement to transfer any stock in violation of the Public Service Law “shall be void and of no effect,” there is a risk that the NYPSC will not approve the proposed transfer after-the-fact and that the transaction will remain vulnerable to the legal withdrawal of participating parties thereto from the time of transfer up until the point of approval.

Other State Approvals.  The Offer and the Second-Step Merger may also be subject to review by the governmental authorities of various other states (including, without limitation, Massachusetts and Connecticut) under the various antitrust and utility regulation laws of those states.

Short-Form Merger Provisions

Under Section 253 of the DGCL, if Exelon acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each class of capital stock of NRG, including NRG Common Stock, Exelon will be able to effect the second-step merger after consummation of the Offer as a short-form merger without a vote of NRG’s stockholders.

Appraisal Rights

According to the Exchange Offer, no dissenters’ or appraisal rights are available in connection with the Offer. As a general matter, the right to demand an appraisal under Section 262 of the DGCL is not available in a stock-for-stock merger involving two public companies and therefore would not be available in connection with the Second-Step Merger. However, if at the record date for purposes of the Second-Step Merger, shares of NRG Common Stock are no longer listed on a national securities exchange or held of record by more than 2,000 holders, NRG’s stockholders who have not tendered their shares of NRG Common Stock in the Offer and who vote against approval of the Second-Step Merger will have rights under the DGCL to dissent from the Second-Step Merger and demand an appraisal, and to receive payment in cash equal to the “fair value” of their shares of NRG Common Stock, as determined by the Delaware Court of Chancery. Exelon indicated in the Exchange Offer that, if possible, it may consummate the Second-Step Merger as a “short-form” merger pursuant to Section 253 of the DGCL, in which case the Second-Step Merger may be completed without a vote of NRG’s stockholders. Holders of shares of NRG Common Stock at the time of a “short-form” merger would also be entitled to exercise appraisal rights pursuant to such a “short-form” merger. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL will have the “fair value” of their shares of NRG Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Second-Step Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the corporation surviving the Second-Step Merger. In addition, such dissenting stockholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Second-Step Merger on the amount determined to be the fair value of their shares of NRG Common Stock.

Exelon further indicates in the Exchange Offer that it does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder with respect to the Second-Step Merger and the demand for appraisal of, and payment in cash for the fair value of, the shares of NRG Common Stock. Exelon would, however, cause the corporation surviving in the Second-Step Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each share is less than or equal to the consideration being offered in the Second-Step Merger. In this regard, stockholders should be aware that opinions of investment banking firms, if any, as to the fairness or inadequacy from a financial point of view are not necessarily opinions as to “fair value” under Section 262.

Forward Looking Statements

This Schedule 14D-9 contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule 14D-9, statements containing words such as “projects”, “anticipates”, “plans”, “expects”, “intends”, “estimates” or similar words are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause NRG’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include the factors described under Risks Related to NRG in Part I, Item 1A, of NRG’s Annual Report on Form 10-K, for the year ended December 31, 2007, including the following:

•	General economic conditions, changes in the wholesale power markets and fluctuations in the cost of fuel;

•	Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that NRG may not have adequate insurance to cover losses as a result of such hazards;

•	The effectiveness of NRG’s risk management policies and procedures, and the ability of NRG’s counterparties to satisfy their financial commitments;

•	Counterparties’ collateral demands and other factors affecting NRG’s liquidity position and financial condition;

•	NRG’s ability to operate its businesses efficiently, manage capital expenditures and costs tightly, and generate earnings and cash flows from its asset-based businesses in relation to its debt and other obligations;

•	NRG’s ability to enter into contracts to sell power and procure fuel on acceptable terms and prices;

•	The liquidity and competitiveness of wholesale markets for energy commodities;

•	Government regulation, including compliance with regulatory requirements and changes in market rules, rates, tariffs and environmental laws and increased regulation of carbon dioxide and other greenhouse gas emissions;

•	Price mitigation strategies and other market structures employed by independent system operators, or ISOs, or regional transmission organizations, or RTOs, that result in a failure to adequately compensate NRG’s generation units for all of its costs;

•	NRG’s ability to borrow additional funds and access capital markets, as well as NRG’s substantial indebtedness and the possibility that NRG may incur additional indebtedness going forward;

•	Operating and financial restrictions placed on NRG and its subsidiaries that are contained in the indentures governing NRG’s outstanding notes, in NRG’s senior credit facility, and in debt and other agreements of certain of NRG’s subsidiaries and project affiliates generally;

•	NRG’s ability to implement its RepoweringNRG strategy of developing and building new power generation facilities, including new nuclear units and wind projects;

•	NRG’s ability to implement its econrg strategy of finding ways to meet the challenges of climate change, clean air and protecting our natural resources while taking advantage of business opportunities; and

•	NRG’s ability to achieve its strategy of regularly returning capital to shareholders.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in NRG’s filings with the SEC. NRG assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9.	Exhibits.

The following exhibits are filed herewith or incorporated herein by reference with this Statement.

Exhibit No.	Description

(a)(1)	Press Release issued by NRG dated November 24, 2008
(a)(2)	Letter to NRG’s stockholders dated November 24, 2008
(a)(3)	Letter to NRG’s employees dated November 24, 2008
(e)(1)	Excerpts from NRG’s Definitive Proxy Statement on Schedule 14A relating to the 2008 Annual Meeting of Stockholders as filed with the SEC on April 2, 2008
(e)(2)	Form of NRG Energy Inc. Long-Term Incentive Plan Deferred Stock Unit Agreement for Officers and Key Management(1)
(e)(3)	Form of NRG Energy, Inc. Long-Term Incentive Plan Deferred Stock Unit Agreement for Directors(1)
(e)(4)	Form of NRG Energy, Inc. Long-Term Incentive Plan Non-Qualified Stock Option Agreement(2)
(e)(5)	Form of NRG Energy, Inc. Long-Term Incentive Plan Restricted Stock Unit Agreement(2)
(e)(6)	Form of NRG Energy, Inc. Long Term Incentive Plan Performance Unit Agreement(1)
(e)(7)	Annual Incentive Plan for Designated Corporate Officers(3)
(e)(8)	Employment Agreement, dated March 3, 2006, between NRG and David Crane(4)
(e)(9)	Amended and Restated Long-Term Incentive Plan, dated December 8, 2006(5)
(e)(10)	NRG Energy, Inc. Executive and Key Management Change-in-Control and General Severance Agreement, dated May 24, 2006(5)

(1)	Incorporated herein by reference to NRG’s annual report on Form 10-K filed on March 30, 2005.

(2)	Incorporated herein by reference to NRG’s quarterly report on Form 10-Q for the quarter ended September 30, 2004.

(3)	Incorporated herein by reference to NRG’s 2004 proxy statement on Schedule 14A filed on July 12, 2004.

(4)	Incorporated herein by reference to NRG’s annual report on Form 10-K filed on March 7, 2006.

(5)	Incorporated herein by reference to NRG’s quarterly report on Form 10-Q filed on May 2, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NRG ENERGY, INC.

By:	/s/ David Crane
Name:     David Crane

Title:	President and Chief Executive Officer

Dated: November 24, 2008

Annex A

Executive Officers, Directors and Affiliates of NRG Energy, Inc.

Executive Officers:

Name:	2008 Title:

David Crane	President and Chief Executive Officer
Robert C. Flexon	Executive Vice President and Chief Operating Officer
Clint Freeland	Senior Vice President and Chief Financial Officer
Jonathan Baliff	Executive Vice President, Strategy
Kevin T. Howell	Executive Vice President and Regional President, Texas
Michael Liebelson	Executive Vice President, Chief Development Officer, Low-Carbon Technology
J. Andrew Murphy	Executive Vice President and General Counsel
Denise Wilson	Executive Vice President and Chief Administrative Officer
John W. Ragan	Executive Vice President and Regional President, Northeast
Jeff Baudier	Senior Vice President and Regional President, South Central
Mauricio Gutierrez	Senior Vice President, Commercial Operations
Steve Hoffmann	Senior Vice President and Regional President, West
James Ingoldsby	Vice President and Chief Accounting Officer

Directors

Howard E. Cosgrove
John F. Chlebowski
Lawrence S. Coben
David Crane
Stephen L. Cropper
William E. Hantke
Paul W. Hobby
Kathleen McGinty
Anne C. Schaumburg
Herbert H. Tate
Thomas H. Weidemeyer
Walter R. Young

A-1